SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16

OF THE SECURITIES EXCHANGE ACT OF 1934

DATED: August 3, 2015

Commission File No. 001-33811

NAVIOS MARITIME PARTNERS L.P.

7 Avenue de Grande Bretagne, Office 11B2

Monte Carlo, MC 98000 Monaco

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No   ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No   ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

N/A

NAVIOS MARITIME PARTNERS L.P.

FORM 6-K

The information contained in this Report is hereby incorporated by reference into the Registration Statement on Form F-3, File No. 333-192176.

Operating and Financial Review

The following is a discussion of the financial condition and results of operations for the three and six month periods ended June 30, 2015 and 2014 of Navios Maritime Partners L.P. (referred to herein as “we”, “us” or “Navios Partners”). All of the financial statements have been stated in accordance with generally accepted accounting principles in the United States of America (“US GAAP”). You should read this section together with the consolidated financial statements and the accompanying notes included in Navios Partners’ 2014 Annual Report filed on Form 20-F with the Securities and Exchange Commission.

This report contains forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These forward looking statements are based on Navios Partners’ current expectations and observations. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to, changes in the demand for dry cargo vessels, fluctuation of charter rates, competitive factors in the market in which Navios Partners operates; risks associated with operations outside the United States; and other factors listed from time to time in the Navios Partners’ filings with the Securities and Exchange Commission.

Recent Developments

On April 22, 2015, Navios Partners took delivery of the MSC Cristina, a 2011 South Korean-built Container vessel of 13,100 TEU for a purchase price of $147.8 million. The acquisition was financed with cash on its balance sheet and bank debt. The vessel is chartered-out for 12 years at a rate of $60,275 net per day, with Navios Partners’ option to terminate after year seven. Navios Partners entered into a credit facility of $79.8 million, which bears interest at LIBOR plus 275 basis points (“bps”) per annum.

Following the delivery of the MSC Cristina, Navios Partners has 23 drybulk vessels and eight container vessels in the water. An option to acquire a 13,100 TEU Container vessel was not exercised in June 2015.

Overview

Navios Partners is an international owner and operator of dry cargo vessels, formed on August 7, 2007 under the laws of the Republic of the Marshall Islands by Navios Holdings Inc. (“Navios Holdings”), a vertically integrated seaborne shipping and logistics company with over 60 years of operating history in the drybulk shipping industry. Navios GP L.L.C. (the “General Partner”), a wholly owned subsidiary of Navios Holdings, was also formed on that date to act as the general partner of Navios Partners and received a 2.0% general partner interest in Navios Partners.

As of August 3, 2015, there were outstanding 83,079,710 common units and 1,695,509 general partnership units. Navios Holdings owns a 20.1% interest in Navios Partners, which included the 2.0% general partner interest.

Fleet

Our fleet consists of 12 Panamax vessels, eight Capesize vessels, three Ultra-Handymax vessels and eight Container vessels.

In general, the vessels in our fleet are chartered-out under time charters, which range in length from one to twelve years at inception. From time to time, we operate vessels in the spot market until the vessels have been chartered under long-term charters.

The following table provides summary information about our fleet as of August 3, 2015:

Owned Drybulk Vessels	Type	Built	Capacity (DWT)	Charter Expiration Date	Charter-Out Rate (1)
Navios Apollon	Ultra-Handymax	2000	52,073	May 2016	$12,500	(2)
Navios Soleil	Ultra-Handymax	2009	57,337	February 2016	$12,000	(2)
Navios La Paix	Ultra-Handymax	2014	61,485	December 2015	6TC BSI +10	%(3)
Navios Gemini S	Panamax	1994	68,636	January 2016	$7,600	(2)
Navios Libra II	Panamax	1995	70,136	May 2016	$12,000	(2)
Navios Felicity	Panamax	1997	73,867	May 2016	$12,000	(2)
Navios Galaxy I	Panamax	2001	74,195	February 2018	$21,937
Navios Hyperion	Panamax	2004	75,707	February 2016	$12,000	(2)
Navios Alegria	Panamax	2004	76,466	May 2016	$12,000	(2)
Navios Orbiter	Panamax	2004	76,602	May 2016	$12,000	(2)
Navios Helios	Panamax	2005	77,075	September 2015	$7,790
Navios Sun	Panamax	2005	76,619	May 2016	$12,000	(2)
Navios Hope	Panamax	2005	75,397	February 2016	$10,000	(2)
Navios Sagittarius	Panamax	2006	75,756	November 2018	$26,125
Navios Harmony	Panamax	2006	82,790	May 2016	$12,000	(2)
Navios Fantastiks	Capesize	2005	180,265	May 2016	$12,500	(2)
				January 2017	$12,825
Navios Aurora II(4)	Capesize	2009	169,031	November 2019	$41,325
Navios Pollux	Capesize	2009	180,727	February 2016	$11,400	(2)
Navios Fulvia	Capesize	2010	179,263	February 2017	$13,443
Navios Melodia(5)	Capesize	2010	179,132	September 2022	$29,356	(6)
Navios Luz	Capesize	2010	179,144	November 2020	$29,356	(7)
Navios Buena Ventura	Capesize	2010	179,259	October 2020	$29,356	(7)
Navios Joy	Capesize	2013	181,389	June 2016	$19,000	(8)

Owned Container Vessels	Type	Built	TEU	Charter Expiration Date	Charter-Out Rate (1)
Hyundai Hongkong	Container	2006	6,800	December 2023	$30,119
Hyundai Singapore	Container	2006	6,800	December 2023	$30,119
Hyundai Tokyo	Container	2006	6,800	December 2023	$30,119
Hyundai Shanghai	Container	2006	6,800	December 2023	$30,119
Hyundai Busan	Container	2006	6,800	December 2023	$30,119
YM Utmost	Container	2006	8,204	August 2018	$34,266
YM Unity	Container	2006	8,204	October 2018	$34,266
MSC Cristina	Container	2011	13,100	April 2027	$60,275

(1)	Daily charter-out rate per day, net of commissions or settlement proceeds, where applicable.
(2)	Profit sharing 50% on actual results at the end of the charter period. Any adjustment by the charterers for hire expense/loss will be settled accordingly at the end of the charter period.
(3)	The charter rate is based on the Supramax Time Charter Index plus 10% with a minimum rate of $9,500 net per day.
(4)	On July 3, 2015, Samsun Logix submitted its application for rehabilitation to the Seoul Central District Court. The vessel is expected to be redelivered.
(5)	In January 2011, Korea Line Corporation (“KLC”) filed for receivership. The charter was affirmed and will be performed by KLC on its original terms, following an interim suspension period until April 2016 during which Navios Partners trades the vessel directly. Rate assumes amortization of payment of $13.3 million received upfront covering the interim suspension period.
(6)	Profit sharing 50% above $37,500/ day based on Baltic Exchange Capesize TC Average.
(7)	Profit sharing 50% above $38,500/ day based on Baltic Exchange Capesize TC Average.
(8)	The charterer has been granted an option to extend the charter for two optional years, the first at $22,325 (net) per day and the second at $25,650 (net) per day.

Our Charters

We generate revenues by charging our customers for the use of our vessels to transport their dry cargos. In general, the vessels in our fleet are chartered-out under time charters, which range in length from one to twelve years at inception. From time to time, we operate vessels in the spot market until the vessels have been chartered under long-term charters.

For the six month period ended June 30, 2015, our most significant counterparties were Hyundai Merchant Marine Co., Ltd., Navios Corporation and Yang Ming Marine Transport Corporation, which accounted for approximately 23.8%, 12.5% and 11.3%, respectively, of total revenues. For the year ended December 31, 2014, our most significant counterparties were Hyundai Merchant Marine Co., Ltd and Navios Corporation, which accounted for approximately 24.4% and 11.0%, respectively, of total revenues. We believe that the combination of the long-term nature of most of our charters (which provide for the receipt of a fixed fee for the life of the charter) and our management agreement with the Manager, a wholly-owned subsidiary of Navios Holdings (which provides for a fixed management fee until December 31, 2015), provides us with a strong base of stable cash flows.

On July 3, 2015, Samsun Logix submitted its application for rehabilitation to the Seoul Central District Court. Navios Partners has only one vessel chartered to Samsun Logix, which is expected to be redelivered. Navios Partners does not expect significant exposure based on the currently available information of the rehabilitation process and the insurance coverage available from by Navios Holdings up to a maximum payout of $20.0 million.

Our revenues are driven by the number of vessels in the fleet, the number of days during which the vessels operate and our charter hire rates, which, in turn, are affected by a number of factors, including:

•	the duration of the charters;

•	the level of spot and long-term market rates at the time of charter;

•	decisions relating to vessel acquisitions and disposals;

•	the amount of time spent positioning vessels;

•	the amount of time that vessels spend undergoing repairs and upgrades in drydock;

•	the age, condition and specifications of the vessels; and

•	the aggregate level of supply and demand in the dry cargo shipping industry.

Time charters are available for varying periods, ranging from a single trip (spot charter) to long-term which may be many years. In general, a long-term time charter assures the vessel owner of a consistent stream of revenue. Operating the vessel in the spot market affords the owner greater spot market opportunity, which may result in high rates when vessels are in high demand or low rates when vessel availability exceeds demand. We intend to operate our vessels in the long-term charter market. Vessel charter rates are affected by world economics, international events, weather conditions, strikes, governmental policies, supply and demand and many other factors that might be beyond our control. Please read “Risk Factors” in our 2014 Annual Report on Form 20-F for a discussion of certain risks inherent in our business.

We could lose a customer or the benefits of a charter if:

•	the customer fails to make charter payments because of its financial inability, disagreements with us or otherwise;

•	the customer exercises certain rights to terminate the charter of the vessel;

•	the customer terminates the charter because we fail to deliver the vessel within a fixed period of time, the vessel is lost or damaged beyond repair, there are serious deficiencies in the vessel or prolonged periods of off-hire, or we default under the charter; or

•	a prolonged force majeure event affecting the customer, including damage to or destruction of relevant production facilities, war or political unrest prevents us from performing services for that customer.

Under some of our time charters, either party may terminate the charter contract in the event of war in specified countries or in locations that would significantly disrupt the free trade of the vessel. Some of the time charters covering our vessels require us to return to the charterer, upon the loss of the vessel, all advances paid by the charterer but not earned by us.

Trends and Factors Affecting Our Future Results of Operations

We believe the principal factors that will affect our future results of operations are the economic, regulatory, political and governmental conditions that affect the shipping industry generally and that affect conditions in countries and markets in which our vessels engage in business. Please read “Risk Factors” in our 2014 Annual Report on Form 20-F for a discussion of certain risks inherent in our business.

Results of Operations

Overview

The financial condition and the results of operations presented for the six month period ended June 30, 2015 and 2014 of Navios Partners discussed below include the following entities and chartered-in vessels:

		Country of	Statements of income
Company name	Vessel name	incorporation	2015	2014
Libra Shipping Enterprises Corporation	Navios Libra II	Marshall Is.	1/01 – 06/30	1/01 – 06/30
Alegria Shipping Corporation	Navios Alegria	Marshall Is.	1/01 – 06/30	1/01 – 06/30
Felicity Shipping Corporation	Navios Felicity	Marshall Is.	1/01 – 06/30	1/01 – 06/30
Gemini Shipping Corporation	Navios Gemini S	Marshall Is.	1/01 – 06/30	1/01 – 06/30
Galaxy Shipping Corporation	Navios Galaxy I	Marshall Is.	1/01 – 06/30	1/01 – 06/30
Aurora Shipping Enterprises Ltd.	Navios Hope	Marshall Is.	1/01 – 06/30	1/01 – 06/30
Palermo Shipping S.A.	Navios Apollon	Marshall Is.	1/01 – 06/30	1/01 – 06/30
Fantastiks Shipping Corporation	Navios Fantastiks	Marshall Is.	1/01 – 06/30	1/01 – 06/30
Sagittarius Shipping Corporation	Navios Sagittarius	Marshall Is.	1/01 – 06/30	1/01 – 06/30
Hyperion Enterprises Inc.	Navios Hyperion	Marshall Is.	1/01 – 06/30	1/01 – 06/30
Chilali Corp.	Navios Aurora II	Marshall Is.	1/01 – 06/30	1/01 – 06/30
Surf Maritime Co.	Navios Pollux	Marshall Is.	1/01 – 06/30	1/01 – 06/30
Pandora Marine Inc.	Navios Melodia	Marshall Is.	1/01 – 06/30	1/01 – 06/30
Customized Development S.A.	Navios Fulvia	Liberia	1/01 – 06/30	1/01 – 06/30
Kohylia Shipmanagement S.A.	Navios Luz	Marshall Is.	1/01 – 06/30	1/01 – 06/30
Orbiter Shipping Corp.	Navios Orbiter	Marshall Is.	1/01 – 06/30	1/01 – 06/30
Floral Marine Ltd.	Navios Buena Ventura	Marshall Is.	1/01 – 06/30	1/01 – 06/30
Golem Navigation Limited	Navios Soleil	Marshall Is.	1/01 – 06/30	1/01 – 06/30
Kymata Shipping Co.	Navios Helios	Marshall Is.	1/01 – 06/30	1/01 – 06/30
Joy Shipping Corporation	Navios Joy	Marshall Is.	1/01 – 06/30	1/01 – 06/30
Micaela Shipping Corporation	Navios Harmony	Marshall Is.	1/01 – 06/30	1/01 – 06/30
Pearl Shipping Corporation	Navios Sun	Marshall Is.	1/01 – 06/30	1/01 – 06/30
Velvet Shipping Corporation	Navios La Paix	Marshall Is.	1/01 – 06/30	1/01 – 06/30
Rubina Shipping Corporation	Hyundai Hongkong	Marshall Is.	1/01 – 06/30	1/01 – 06/30
Topaz Shipping Corporation	Hyundai Singapore	Marshall Is.	1/01 – 06/30	1/01 – 06/30
Beryl Shipping Corporation	Hyundai Tokyo	Marshall Is.	1/01 – 06/30	1/01 – 06/30
Cheryl Shipping Corporation	Hyundai Shanghai	Marshall Is.	1/01 – 06/30	1/01 – 06/30
Christal Shipping Corporation	Hyundai Busan	Marshall Is.	1/01 – 06/30	1/01 – 06/30
Fairy Shipping Corporation	YM Utmost	Marshall Is.	1/01 – 06/30	—
Limestone Shipping Corporation	YM Unity	Marshall Is.	1/01 – 06/30	—
Dune Shipping Corp.	MSC Cristina	Marshall Is.	4/22 – 06/30	—
Citrine Shipping Corporation	—	Marshall Is.	—	—
Chartered-in vessels
Prosperity Shipping Corporation	Navios Prosperity	Marshall Is.	1/01 – 03/05	1/01 – 06/30
Aldebaran Shipping Corporation	Navios Aldebaran	Marshall Is.	1/01 – 02/28	1/01 – 06/30
Other
JTC Shipping and Trading Ltd (*)	Holding Company	Malta	1/01 – 06/30	1/01 – 06/30
Navios Maritime Partners L.P.	N/A	Marshall Is.	1/01 – 06/30	1/01 – 06/30
Navios Maritime Operating LLC	N/A	Marshall Is.	1/01 – 06/30	1/01 – 06/30
Navios Partners Finance (US) Inc.	Co-Borrower	Delaware	1/01 – 06/30	1/01 – 06/30
Navios Partners Europe Finance Inc.	Sub-Holding Company	Marshall Is.	1/01 – 06/30	1/01 – 06/30

(*)	Not a vessel-owning subsidiary and only holds right to a charter-in contract.

The accompanying interim condensed consolidated financial statements of Navios Partners are unaudited, but, in the opinion of management, contain all adjustments necessary to present a fair statement of results, in all material respects, Navios Partners’ condensed consolidated financial position as of June 30, 2015 and the condensed consolidated results of operations for the three and six months ended June 30, 2015 and 2014. The footnotes are condensed as permitted by the requirements for interim financial statements and, accordingly, do not include information and disclosures required under US GAAP for complete financial statements. All such adjustments are deemed to be of a normal, recurring nature. The results of operations for the interim periods are not necessarily indicative of the results to be expected for the full year. These financial statements should be read in conjunction with the consolidated financial statements and related notes included in Navios Partners’ Annual Report on Form 20-F for the year ended December 31, 2014.

FINANCIAL HIGHLIGHTS

The following table presents consolidated revenue and expense information for the three and six month periods ended June 30, 2015 and 2014.

	Three Month Period Ended June 30, 2015 (unaudited)	Three Month Period Ended June 30, 2014 (unaudited)	Six Month Period Ended June 30, 2015 (unaudited)	Six Month Period Ended June 30, 2014 (unaudited)
Time charter and voyage revenues	$56,473	$55,178	$113,259	$112,676
Time charter and voyage expenses	(1,477)	(3,640)	(4,948)	(8,083)
Direct vessel expenses	(757)	(146)	(1,294)	(146)
Management fees	(14,141)	(12,239)	(27,542)	(24,244)
General and administrative expenses	(1,949)	(2,029)	(3,824)	(3,973)
Depreciation and amortization	(19,045)	(17,009)	(37,144)	(60,687)
Interest expense and finance cost, net	(7,601)	(7,085)	(16,102)	(14,114)
Interest income	46	37	99	90
Other income	—	17,875	400	47,915
Other expense	(194)	(957)	(670)	(1,088)

Net income	$11,355	$29,985	$22,234	$48,346

EBITDA(1)	$38,712	$54,188	$76,675	$123,203

Operating Surplus(1)	$29,320	$41,920	$57,136	$98,767

(1)	EBITDA and Operating Surplus are non-GAAP financial measures. See “—Reconciliation of EBITDA to Net Cash from Operating Activities, Operating Surplus and Available Cash for Distribution” for a description of EBITDA and Operating Surplus and a reconciliation of EBITDA and Operating Surplus to the most comparable measure under US GAAP.

Period over Period Comparisons

For the Three Month Period ended June 30, 2015 compared to the Three Month Period ended June 30, 2014

Time charter and voyage revenues: Time charter and voyage revenues for the three month period ended June 30, 2015 increased by $1.3 million or 2.3% to $56.5 million, as compared to $55.2 million for the same period in 2014. The increase was mainly attributable to the increase in revenue following the delivery of the YM Utmost and the YM Unity in the second half of 2014, the delivery of the MSC Cristina in April 2015 mitigated by the redelivery of the Navios Aldebaran in February 2015 and the redelivery of the Navios Prosperity in March 2015, and the increase in time charter equivalent (“TCE”) to $20,679 for the three month period ended June 30, 2015, from $20,045 for the three month period ended June 30, 2014. The above increase in time charter and voyage revenues was partially mitigated by the decrease in available days of the fleet to 2,659 days for the three month period ended June 30, 2015, as compared to 2,694 days for the three month period ended June 30, 2014, mainly due to approximately 140 drydock days during the second quarter of 2015 and the redelivery of the Navios Aldebaran and the Navios Prosperity in the first quarter of 2015.

Time charter and voyage expenses: Time charter and voyage expenses for the three month period ended June 30, 2015 decreased by $2.2 million or 59.4% to $1.5 million, as compared to $3.6 million for the three month period ended June 30, 2014. The decrease was mainly attributable to the termination of charter-in contracts of the Navios Prosperity and the Navios Aldebaran in the first quarter of 2015. On February 11, 2015, Navios Partners and Navios Holdings entered into a novation agreement whereby the rights to the time charter contracts of the Navios Aldebaran and the Navios Prosperity were transferred to Navios Holdings as of February 28, 2015 and March 5, 2015, respectively.

Management fees: Management fees for the three month period ended June 30, 2015, increased by $1.9 million or 15.5% to $14.1 million, as compared to $12.2 million for the same period in 2014. The increase was mainly attributable to the increased fleet.

Pursuant to the Management Agreement, Navios ShipManagement Inc., a wholly owned subsidiary of Navios Holdings (the “Manager”), provides commercial and technical management services to Navios Partners’ vessels for a daily fee of: (a) $4,000 daily rate per Ultra-Handymax vessel; (b) $4,100 daily rate per Panamax vessel; (c) $5,100 daily rate per Capesize vessel; (d) $6,500 daily rate per Container vessel of TEU 6,800; (e) $7,200 daily rate per Container vessel of more than TEU 8,000; and (f) $8,500 daily rate per very large Container vessel of more than TEU 13,000 through December 31, 2015. Drydocking expenses under this agreement will be reimbursed by Navios Partners at cost at occurrence.

General and administrative expenses: General and administrative expenses decreased by $0.1 million or 3.9% to $1.9 million for the three month period ended June 30, 2015, as compared to $2.0 million for the same period of 2014.

Depreciation and amortization: Depreciation and amortization amounted to $19.0 million for the three month period ended June 30, 2015 compared to $17.0 million for the three month period ended June 30, 2014. The increase of $2.0 million was attributable to a $2.0 million increase in depreciation expense due to the increased number of vessels that were delivered into our owned fleet. Depreciation of vessels is calculated using an estimated useful life of 25 and 30 years for drybulk and container vessels, respectively, from the date the vessel was originally delivered from the shipyard. Intangible assets are amortized over the contract periods, which range from one to eight years.

Interest expense and finance cost, net: Interest expense and finance cost, net for the three months ended June 30, 2015 increased by $0.5 million or 7.3% to $7.6 million, as compared to $7.1 million for the three months ended June 30, 2014. The increase was due to the increase in the average outstanding loan balance to $618.1 million for the three month period ended June 30, 2015 from $536.0 million for the three months ended June 30, 2014 mitigated by the lower weighted average interest rate of 4.32% for the three months ended June 30, 2015, compared to 4.67% for the same period in 2014. As of June 30, 2015 and 2014, the outstanding loan balance under Navios Partners’ credit facilities was $608.5 million and $530.6 million, respectively.

Other income: Other income for the three months ended June 30, 2015 amounted to $0 compared to $17.9 million for the three month period ended June 30, 2014. During the three months ended June 30, 2014, Navios Partners received cash compensation of $17.8 million and recorded a gain of $17.8 million from the sale of a defaulted counterparty claim to an unrelated third party (See Note 15 of our condensed notes to the consolidated financial statements).

Other expense: Other expense for the three months ended June 30, 2015 amounted to $0.1 million compared to $1.0 million for the three months ended June 30, 2014.

Net income: Net income for the three months ended June 30, 2015 amounted to $11.4 million compared to $30.0 million for the three months ended June 30, 2014. The decrease in net income of $18.6 million was due to the factors discussed above.

Operating surplus: Navios Partners generated operating surplus for the three month period ended June 30, 2015 of $29.3 million, compared to $41.9 million for the three month period ended June 30, 2014. Operating Surplus is a non-GAAP financial measure used by certain investors to assist in evaluating a partnership’s ability to make quarterly cash distributions (See “Reconciliation of EBITDA to Net Cash from Operating Activities, EBITDA, Operating Surplus and Available Cash for Distribution” contained herein).

Seasonality: Since Navios Partners’ vessels generally operate under long-term charters, the results of operations are not generally subject to the effect of seasonable variations in demand.

For the Six Month Period ended June 30, 2015 compared to the Six Month Period ended June 30, 2014

Time charter and voyage revenues: Time charter and voyage revenues for the six month period ended June 30, 2015 increased by $0.6 million or 0.5% to $113.3 million, as compared to $112.7 million for the same period in 2014. The increase was mainly attributable to the increase in revenue following the delivery of the Navios La Paix and the Navios Sun in January 2014, the YM Utmost and the YM Unity in the second half of 2014 and the delivery of the MSC Cristina in April 2015 mitigated by the redelivery of the Navios Aldebaran in February 2015 and the redelivery of the Navios Prosperity in March 2015. As a result of the vessel acquisitions, available days of the fleet increased to 5,431 days for the six month period ended June 30, 2015, as compared to 5,363 days for the six month period ended June 30, 2014. The above increase in time charter and voyage revenues was partially mitigated by the decrease in TCE to $20,248 for the six month period ended June 30, 2015, from $20,413 for the six month period ended June 30, 2014, which was primarily due to the decline in the freight market during 2015, as compared to the same period in 2014.

Time charter and voyage expenses: Time charter and voyage expenses for the six month period ended June 30, 2015 decreased by $3.1 million or 38.8% to $4.9 million, as compared to $8.1 million for the six month period ended June 30, 2014. The decrease was mainly attributable to termination of charter-in contracts of the Navios Prosperity and the Navios Aldebaran in the first quarter of 2015. On February 11, 2015, Navios Partners and Navios Holdings entered into a novation agreement whereby the rights to the time charter contracts of the Navios Aldebaran and the Navios Prosperity were transferred to Navios Holdings as of February 28, 2015 and March 5, 2015, respectively.

Management fees: Management fees for the six month period ended June 30, 2015, increased by $3.3 million or 13.6% to $27.5 million, as compared to $24.2 million for the same period in 2014. The increase was mainly attributable to the increased fleet.

General and administrative expenses: General and administrative expenses decreased by $0.2 million or 3.8% to $3.8 million for the six month period ended June 30, 2015, as compared to $4.0 million for the same period of 2014.

Depreciation and amortization: Depreciation and amortization amounted to $37.1 million for the six month period ended June 30, 2015 compared to $60.7 million for the six month period ended June 30, 2014. The decrease of $23.5 million was attributable to: (a) a $22.0 million accelerated amortization of the Navios Pollux favorable lease intangible due to change in its useful life (Refer to Note 5 – Intangible Assets for further details); and (b) a $4.7 million decrease of amortization due to write-offs of the Navios Orbiter, the Navios Hyperion and the Navios Pollux in the first quarter of 2014 (Refer to Note 5 - Intangible Assets for further details). The above decrease was partially mitigated by an increase in depreciation expense of $3.2 million due to the increased number of vessels that were delivered into our owned fleet. Depreciation of vessels is calculated using an estimated useful life of 25 and 30 years for drybulk and container vessels, respectively, from the date the vessel was originally delivered from the shipyard. Intangible assets are amortized over the contract periods, which range from one to eight years.

Interest expense and finance cost, net: Interest expense and finance cost, net for the six months ended June 30, 2015 increased by $2.0 million or 14.1% to $16.1 million, as compared to $14.1 million for the six months ended June 30, 2014. The increase was due to: (a) the higher weighted average interest rate of 4.43% for the six months ended June 30, 2015, compared to 4.67% for the same period in 2014; and (b) the increase in the average outstanding loan balance to $600.6 million for the six months ended June 30, 2015 from $536.8 million for the six months ended June 30, 2014. As of June 30, 2015 and 2014, the outstanding loan balance under Navios Partners’ credit facilities was $608.5 million and $530.6 million, respectively.

Other income: Other income for the six months ended June 30, 2015 amounted to $0.4 million compared to $47.9 million for the six months ended June 30, 2014. The decrease was mainly attributable to the compensation received of $47.6 million from our third-party insurer for the termination of the credit default insurance in the first quarter of 2014, which resulted in a gain of $47.6 million (See Note 15 of our condensed notes to the condensed consolidated financial statements).

Other expense: Other expense for the six months ended June 30, 2015 amounted to $0.7 million compared to $1.1 million for the six months ended June 30, 2014.

Net income: Net income for the six months ended June 30, 2015 amounted to $22.2 million compared to $48.3 million for the six months ended June 30, 2014. The decrease in net income of $26.1 million was due to the factors discussed above.

Operating surplus: Navios Partners generated operating surplus for the six month period ended June 30, 2015 of $57.1 million, compared to $98.8 million for the six month period ended June 30, 2014. Operating Surplus is a non-GAAP financial measure used by certain investors to assist in evaluating a partnership’s ability to make quarterly cash distributions (See “Reconciliation of EBITDA to Net Cash from Operating Activities, EBITDA, Operating Surplus and Available Cash for Distribution” contained herein).

Seasonality: Since Navios Partners’ vessels generally operate under long-term charters, the results of operations are not generally subject to the effect of seasonable variations in demand.

Liquidity and Capital Resources

In addition to distributions on our units, our primary short-term liquidity needs are to fund general working capital requirements, cash reserve requirements as per our credit facilities and debt service, while our long-term liquidity needs primarily relate to expansion and investment capital expenditures and other maintenance capital expenditures and debt repayment. Expansion capital expenditures are primarily for the purchase or construction of vessels to the extent the expenditures increase the operating capacity of or revenue generated by our fleet, while maintenance capital expenditures primarily consist of drydocking expenditures and expenditures to replace vessels in order to maintain the operating capacity of or revenue generated by our fleet. Investment capital expenditures are those capital expenditures that are neither maintenance capital expenditures nor expansion capital expenditures.

We anticipate that our primary sources of funds for our short-term liquidity needs will be cash flows from operations. We believe that cash flows from operations will be sufficient to meet our existing short-term liquidity needs for at least the next 12 months. In addition, we filed a shelf registration statement on November 1, 2013, which was declared effective on January 15, 2014, under which we may sell any combination of securities (debt or equity) for up to a total of $500.0 million, approximately $330.4 million of which is currently available.

Generally, our long-term sources of funds derive from cash from operations, long-term bank borrowings and other debt or equity financings. Because we distribute our available cash, we expect that we will rely upon external financing sources, including bank borrowings and the issuance of debt and equity securities, to fund acquisitions and expansion and investment capital expenditures, including opportunities we may pursue under the Omnibus Agreement. We cannot assure you that we will be able to raise the size of our credit facilities or obtain additional funds on favorable terms.

Cash deposits and cash equivalents in excess of amounts covered by government provided insurance are exposed to loss in the event of non-performance by financial institutions. Navios Partners does maintain cash deposits and equivalents in excess of government provided insurance limits. Navios Partners also minimizes exposure to credit risk by dealing with a diversified group of major financial institutions.

Credit Facilities

Term Loan B facility: In June 2013, Navios Partners completed the issuance of the $250.0 million Term Loan B facility. The Term Loan B facility bears an interest rate of LIBOR plus 425 bps and has a five-year term with 1.0% amortization profile and was issued at 98.0% (at a discount of $5.0 million). Navios Partners used the net proceeds of the Term Loan B facility to: (i) prepay $101.6 million of the July 2012 Credit Facility; (ii) fully repay the outstanding balance of $41.2 million of the August 2012 Credit Facility; (iii) deposit $98.2 million to be held in escrow, to partially finance part of the acquisition of four new vessels, of which $47.0 million was released in September 2013 for the acquisition of the Navios Joy and $17.8 million was released in October 2013 for the acquisition of the Navios Harmony; and (iv) cover fees and expenses. The refinancing of the August 2012 Credit Facility was accounted for as a debt extinguishment in accordance with ASC470 Debt and the remaining unamortized balance of $0.7 million was written-off from the deferred financing fees.

On November 1, 2013, Navios Partners completed the issuance of a $189.5 million add-on to its existing Term Loan B facility. The add-on to the Term Loan B facility bears the same terms as Term Loan B facility and was issued at 100%. Navios Partners used the net proceeds to partially finance the acquisition of five Container vessels.

On March 30, 2015, Navios Partners prepaid $21.0 million of the Term Loan B facility. The prepayment was fully applied to the next instalments and part of the balloon payment. Following this prepayment, an amount of $0.3 million was written-off from the deferred financing fees.

The Term Loan B facility is secured by first priority mortgages covering certain vessels owned by subsidiaries of Navios Partners, in addition to other collateral and is guaranteed by each subsidiary of Navios Partners. The Term Loan B Agreement requires maintenance of a loan to value ratio of 0.8 to 1.0, and other restrictive covenants customary for facilities of this type (subject to negotiated exceptions and baskets), including restrictions on indebtedness, liens, acquisitions and investments, restricted payments and dispositions. The Term Loan B Agreement also provides for customary events of default.

As of June 30, 2015, the outstanding balance of the Term Loan B facility including the add-on was $408.3 million, net of discount of $3.0 million, and it is repayable with a final payment of $411.3 million, in June 2018.

ABN AMRO facility: On September 22, 2014, Navios Partners entered into a term loan facility with ABN AMRO Bank N.V. (the “September 2014 Credit Facility”) of up to $56.0 million (divided into two tranches) in order to finance a portion of the purchase price payable in connection with the acquisition of the YM Utmost and the YM Unity. Each tranche of the September 2014 Credit Facility was repayable in 20 equal quarterly installments of approximately $0.7 million, with a final balloon payment of $14.3 million on the last repayment date. The maturity date of each tranche was five years after the drawdown date of such tranche. The tranches of the September 2014 Credit Facility bear interest at LIBOR plus 300 bps per annum. On March 30, 2015, Navios Partners prepaid $21.3 million out of $53.9 million outstanding on that date. Following this prepayment, an amount of $0.3 million was written-off from the deferred financing fees. On April 8, 2015, Navios Partners entered into a supplemental agreement (the “First Supplemental Agreement”) to its September 2014 Credit Facility with ABN AMRO Bank N.V. following the release and discharge of Fairy Shipping Corporation and the YM Utmost from its obligations and liabilities under the September 2014 Credit Facility pursuant to a deed of release dated March 30, 2015. As of June 30, 2015, the outstanding balance of the loan was $31.6 million, and is repayable in 18 consecutive quarterly installments, the first 13 of which are $1.1 million and the next five are $0.7 million, with a final balloon payment of $14.3 million on the last repayment date.

Commerzbank/DVB facility: On March 27, 2015, Navios Partners prepaid $2.3 million of the July 2012 Credit facility and the prepayment was applied to 2015 installments. As of June 30, 2015, the outstanding balance of the July 2012 Credit facility was $95.2 million, and it is repayable in nine installments of $3.5 million and one installment of $5.9 million with a final balloon payment of $58.2 million.

HSH facility: On April 16, 2015, Navios Partners, through certain of its wholly-owned subsidiaries, entered into a term loan facility agreement of up to $164.0 million (divided into two tranches) with HSH Nordbank AG (the “April 2015 Credit Facility”), in order to finance a portion of the purchase price payable in connection with the acquisition of the MSC Cristina and one more super-post-panamax 13,100 TEU container vessel. As of June 30, 2015, the outstanding balance of the first tranche of the April 2015 Credit Facility of $79.8 million was drawn on April 20, 2015, is repayable in 28 equal consecutive quarterly installments of $1.5 million, with a final balloon payment of $38.4 million on the last repayment date and the second tranche will be repayable in 28 equal consecutive quarterly installments of $1.5 million, with a final balloon payment of $41.0 million on the last repayment date. The final maturity date is May 29, 2022. As of June 30, 2015, the undrawn amount of April 2015 Credit Facility was $83.0 million. The tranches of the April 2015 Credit Facility bear interest at LIBOR plus 275 bps per annum. The April 2015 Credit Facility also requires compliance with certain financial covenants. Among other events, it will be an event of default under this credit facility if the financial covenants are not complied with.

The Navios Holdings Credit Facility: In May 2015, Navios Partners entered into a term loan facility with Navios Holdings of up to $60.0 million (the “Navios Holdings Credit Facility”). The Navios Holdings Credit Facility has a margin of LIBOR plus 300 bps. The final maturity date is January 2, 2017. As of June 30, 2015, there was no outstanding amount under this facility and all $60.0 million remained to be drawn. The Navios Holdings Credit Facility is attached as Exhibit10.1 to this report and it is incorporated herein by reference.

As of June 30, 2015, the total amount available to be drawn from all Navios Partners’ credit facilities was $123.0 million.

As of June 30, 2015, the total borrowings under the Navios Partners’ credit facilities were $608.5 million, net.

Amounts drawn under the July 2012 Credit Facility are secured by first preferred mortgages on certain Navios Partners’ vessels and other collateral and are guaranteed by the respective vessel-owning subsidiary. Amounts drawn under the September 2014 Credit Facility are secured by first preferred mortgages on certain Navios Partners’ vessels and other collateral and are guaranteed by Navios Partners. Amounts drawn under the April 2015 Credit Facility are secured by first preferred mortgages on certain Navios Partners’ vessels and other collateral and are guaranteed by Navios Partners. The July 2012 Credit Facility, the September 2014 Credit Facility and the April 2015 Credit Facility contain a number of restrictive covenants that prohibit or limit Navios Partners from, among other things: incurring or guaranteeing indebtedness; entering into affiliate transactions; charging, pledging or encumbering the vessels; changing the flag, class, management or ownership of Navios Partners’ vessels; changing the commercial and technical management of Navios Partners’ vessels; selling or changing the beneficial ownership or control of Navios Partners’ vessels; not maintaining Navios Holdings’ (or its affiliates) ownership in Navios Partners of at least 15.0%; and subordinating the obligations under the credit facilities to any general and administrative costs relating to the vessels, including the fixed daily fee payable under the management agreement.

The July 2012 Credit Facility, the September 2014 Credit Facility and the April 2015 Credit Facility also require compliance with a number of financial covenants, including: (i) maintain a required security amount of over 140%; (ii) minimum free consolidated liquidity of at least the higher of $25.0 million and the aggregate of interest and principal falling due during the previous six months; (iii) maintain a ratio of EBITDA to interest expense of at least 5.00 : 1.00; (iv) maintain a ratio of total liabilities to total assets (as defined in our credit facilities) of less than 0.65 : 1.00; and (v) maintain a minimum net worth to $250.0 million. It is an event of default under the loan facilities if such covenants are not complied with.

The following table presents cash flow information derived from the unaudited condensed consolidated statements of cash flows of Navios Partners for the six month periods ended June 30, 2015 and 2014.

	Six Month Period Ended June 30, 2015 ($’000) (Unaudited)	Six Month Period Ended June 30, 2014 ($’000) (Unaudited)
Net cash provided by operating activities	$69,438	$116,397
Net cash used in investing activities	(148,648)	(3,728)
Net cash provided by financing activities	6,556	35,501

(Decrease)/increase in cash and cash equivalents	$(72,654)	$148,170

Cash provided by operating activities for the six month period ended June 30, 2015 as compared to the cash provided for the six month period ended June 30, 2014:

Net cash provided by operating activities decreased by $47.0 million to $69.4 million for the six month period ended June 30, 2015, as compared to $116.4 million for the same period in 2014.

Net income decreased by $26.1 million to $22.2 million for the six month period ended June 30, 2015, from $48.3 million in the six month period ended June 30, 2014. In determining net cash provided by operating activities for the six month period ended June 30, 2015 net income was adjusted for the effects of certain non-cash items, including $37.1 million depreciation and amortization, $2.1 million amortization and write-off of deferred financing costs and $1.3 million amortization of deferred drydock and special survey costs. For the six month period ended June 30, 2014 net income was adjusted for the effects of certain non-cash items, including $60.7 million depreciation and amortization, $1.5 million amortization of deferred financing cost and $0.1 million for the amortization of deferred drydock and special survey costs.

Accounts receivable decreased by $0.2 million, from $13.3 million at December 31, 2014, to $13.1 million at June 30, 2015 due to the decrease in amounts due from charterers.

Accounts payable increased by $0.5 million, from $3.8 million at December 31, 2014, to $4.3 million at June 30, 2015.

Accrued expenses increased by $0.6 million from $3.6 million at December 31, 2014, to $4.2 million at June 30, 2015.

Deferred voyage revenue primarily relates to cash received from charterers prior to it being earned. Deferred voyage revenue, net of commissions decreased by $0.2 million from $4.3 million at December 31, 2014, to $4.1 million at June 30, 2015.

Amounts due to related parties increased by $13.5 million, from $1.9 million at December 31, 2014, to $15.6 million at June 30, 2015. The increase was mainly attributable to an increase in other payables for drydock and special survey expenses of $10.6 million management and administrative fees outstanding of $6.3 million mitigated by other receivables of $6.7 million.

Payments for drydock and special survey costs incurred at June 30, 2015 and December 31, 2014 were $7.5 million and $8.7 million, respectively, and related to drydock and special survey costs incurred for certain vessels of the fleet.

Cash used in investing activities for the six month period ended June 30, 2015 as compared to the six month period ended June 30, 2014:

Net cash used in investing activities increased to $148.6 million for the six month period ended June 30, 2015, as compared to $3.7 million for the same period in 2014.

Cash used in investing activities of $148.6 million for the six month period ended June 30, 2015 was due to: (i) $147.8 million paid for the acquisition of the MSC Cristina, which was delivered in April 2015; (ii) $0.4 million loan granted to Navios Europe (II) Inc. (“Navios Europe II”); and (iii) $0.5 million for investment in Navios Europe II.

Cash used in investing activities of $3.7 million for the six month period ended June 30, 2014 was due to: (i) $36.9 million paid for the acquisition of the Navios La Paix and the Navios Sun in January 2014 of which $33.4 million was released from escrow; and (ii) a $0.3 million loan granted to Navios Europe Inc. (“Navios Europe I”).

Cash provided by financing activities for the six month period ended June 30, 2015 as compared to cash provided by financing activities for the six month period ended June 30, 2014:

Net cash provided by financing activities decreased by $28.9 million to $6.6 million for the six month period ended June 30, 2015, as compared to $35.5 million for the same period in 2014.

Cash provided by financing activities of $6.6 million for the six month period ended June 30, 2015 was due to: (a) $72.1 million proceeds from the issuance of 4,600,000 common units in February 2015, net of offering costs; (b) $1.5 million proceeds from the issuance of additional general partnership units; and (c) proceeds of $79.8 million on April 20, 2015, under the April 2015 Credit Facility. This overall increase was partially offset by: (a) loan repayments of $48.7 million; (b) payment of a total cash distribution of $76.2 million; (c) payment of $0.7 million of deferred financing costs relating to the April 2015 Credit Facility; and (d) a $21.2 million increase in restricted cash related to the amounts held in retention accounts in order to service debt payments or as cash collateral, as required by Navios Partners’ credit facilities.

Cash provided by financing activities of $35.5 million for the six month period ended June 30, 2014 was due to: (a) $104.5 million proceeds from the issuance of 6,325,000 common units in February 2014, net of offering costs; and (b) $2.2 million from the issuance of additional general partnership units. This overall increase was partially offset by: (a) loan repayments of $3.2 million; and (b) payment of a total cash distribution of $68.0 million.

Reconciliation of EBITDA to Net Cash from Operating Activities, EBITDA, Operating Surplus and Available Cash for Distribution

	Three Month Period Ended June 30, 2015 ($ ‘000) (unaudited)	Three Month Period Ended June 30, 2014 ($ ‘000) (unaudited)	Six Month Period Ended June 30, 2015 ($ ‘000) (unaudited)	Six Month Period Ended June 30, 2014 ($ ‘000) (unaudited)
Net cash provided by operating activities	$42,102	$80,113	$69,438	$116,397
Net decrease/(increase) in operating assets	4,081	(31,172)	8,112	(3,817)
Net decrease in operating liabilities	(14,247)	(1,046)	(14,729)	(1,896)
Net interest cost	7,555	7,048	16,003	14,024
Amortization and write-off of deferred financing costs	(779)	(755)	(2,149)	(1,505)

EBITDA(1)	$38,712	$54,188	$76,675	$123,203
Cash interest income	15	36	42	63
Cash interest paid	(5,958)	(6,396)	(12,917)	(12,683)
Maintenance and replacement capital expenditures	(3,449)	(5,908)	(6,674)	(11,816)

Operating Surplus	$29,320	$41,920	$57,126	$98,767
Cash distribution paid relating to the first quarter	—	—	(38,097)	(35,474)
Cash reserves	8,777	(6,446)	19,068	(27,819)

Available cash for distribution	$38,097	$35,474	$38,097	$35,474

(1)

	Three Month Period Ended June 30, 2015 ($ ‘000) (unaudited)	Three Month Period Ended June 30, 2014 ($ ‘000) (unaudited)	Six Month Period Ended June 30, 2015 ($ ‘000) (unaudited)	Six Month Period Ended June 30, 2014 ($ ‘000) (unaudited)
Net cash provided by operating activities	$42,102	$80,113	$69,438	$116,397
Net cash used in investing activities	$(133,846)	$(90)	$(148,648)	$(3,728)
Net cash provided/(used in) by financing activities	$18,662	$(37,066)	$6,556	$35,501

EBITDA

EBITDA represents net income plus interest and finance costs plus depreciation and amortization including accelerated amortization of time charters and income taxes.

EBITDA is presented because Navios Partners believes that EBITDA is a basis upon which liquidity can be assessed and presents useful information to investors regarding Navios Partners’ ability to service and/or incur indebtedness, pay capital expenditures, meet working capital requirements and pay dividends. EBITDA is a “non-GAAP financial measure” and should not be considered a substitute for net income, cash flow from operating activities and other operations or cash flow statement data prepared in accordance with accounting principles generally accepted in the United States or as a measure of profitability or liquidity.

While EBITDA is frequently used as a measure of operating results and the ability to meet debt service requirements, the definition of EBITDA used here may not be comparable to that used by other companies due to differences in methods of calculation.

EBITDA decreased by $15.5 million to $38.7 million for the three month period ended June 30, 2015, as compared to $54.2 million for the same period in 2014. The decrease in EBITDA was primarily due to a $1.9 million increase in management fees due to the increased number of vessels and a $17.9 million decrease in other income attributable to the cash compensation received from the sale of a defaulted counterparty claim to an unrelated third party. The above decrease was partially mitigated by a $1.3 million increase in revenue, a $2.2 million decrease in time charter and voyage expenses, a $0.1 million decrease in general and administrative expenses and a $0.8 million decrease in other expenses.

EBITDA decreased by $46.5 million to $76.7 million for the six month period ended June 30, 2015, as compared to $123.2 million for the same period in 2014. The decrease in EBITDA was due to a $3.3 million increase in management fees due to the increased number of vessels, a $47.5 million decrease in other income attributable to the cash compensation received of $17.9 million from the sale of a defaulted counterparty claim to an unrelated third party and the compensation received of $29.6 million from a third-party insurer for the termination of the credit default insurance in the first quarter of 2014. The above decrease was partially mitigated by a $0.6 million increase in revenue, a $3.1 million decrease in time charter and voyage expenses, a $0.2 million decrease in general and administrative expenses and a $0.4 million decrease in other expenses.

Operating Surplus

Operating Surplus represents net income adjusted for depreciation and amortization expense, non-cash interest expense and estimated maintenance and replacement capital expenditures. Maintenance and replacement capital expenditures are those capital expenditures, estimated by the board of directors to be required to maintain over the long term the operating capacity of, or the revenue generated by, Navios Partners’ capital assets.

Operating Surplus is a quantitative measure used in the publicly-traded partnership investment community to assist in evaluating a partnership’s ability to make quarterly cash distributions. Operating Surplus is not required by accounting principles generally accepted in the United States and should not be considered a substitute for net income, cash flow from operating activities and other operations or cash flow statement data prepared in accordance with accounting principles generally accepted in the United States or as a measure of profitability or liquidity.

Available Cash

Available Cash generally means, for each fiscal quarter, all cash on hand at the end of the quarter:

•	less the amount of cash reserves established by the board of directors to:

•	provide for the proper conduct of Navios Partners’ business (including reserve for maintenance and replacement capital expenditures);

•	comply with applicable law, any of Navios Partners’ debt instruments, or other agreements; or

•	provide funds for distributions to the unitholders and to the general partner for any one or more of the next four quarters;

•	plus all cash on hand on the date of determination of available cash for the quarter resulting from working capital borrowings made after the end of the quarter. Working capital borrowings are generally borrowings that are made under any revolving credit or similar agreement used solely for working capital purposes or to pay distributions to partners.

Available Cash is a quantitative measure used in the publicly traded partnership investment community to assist in evaluating a partnership’s ability to make quarterly cash distributions. Available Cash is not required by accounting principles generally accepted in the United States and should not be considered a substitute for net income, cash flow from operating activities and other operations or cash flow statement data prepared in accordance with accounting principles generally accepted in the United States or as a measure of profitability or liquidity.

Borrowings

Navios Partners’ long-term third party borrowings are reflected in its balance sheet as “Long-term debt, net” and “Current portion of long-term debt, net”. As of June 30, 2015 and December 31, 2014, total debt, net amounted to $608.5 million and $576.0 million, respectively. The current portion of long-term debt, net amounted to $20.9 million at June 30, 2015 and $16.4 million at December 31, 2014.

Capital Expenditures

Navios Partners finances its capital expenditures with cash flow from operations, owners’ contribution, equity raisings and bank borrowings. Capital expenditures for the six month period ended June 30, 2015 and 2014 were $147.8 million and $3.4 million, respectively. The reserve for estimated maintenance and replacement capital expenditures for the three and six month period ended June 30, 2015 was $3.4 million and $6.7 million, respectively. The reserve for estimated maintenance and replacement capital expenditures for the three and six month period ended June 30, 2014 was $5.9 million and $11.8 million, respectively.

Maintenance for our vessels and expenses related to drydocking expenses are reimbursed at cost by Navios Partners to our Manager under the amended management agreement. In October 2011, Navios Partners extended the duration of its existing Management Agreement with the Manager until December 31, 2017 and fixed the rate for shipmanagement services of its owned fleet through December 31, 2013. The management fees, including drydocking expenses were: (a) $4,650 daily rate per Ultra-Handymax vessel; (b) $4,550 daily rate per Panamax vessel; and (c) $5,650 daily rate per Capesize vessel. In each of October 2013, August 2014 and February 2015, Navios Partners amended its existing management agreement with the Manager to fix the fees for ship management services of its owned fleet excluding drydocking expenses which are reimbursed at cost by Navios Partners at: (a) $4,000 daily rate per Ultra-Handymax vessel; (b) $4,100 daily rate per Panamax vessel; (c) $5,100 daily rate per Capesize vessel; (d) $6,500 daily rate per Container vessel of TEU 6,800; (e) $7,200 daily rate per Container vessel of more than TEU 8,000; and (f) $8,500 daily rate per very large Container vessel of more than TEU 13,000 through December 31, 2015.

Maintenance and Replacement Capital Expenditures Reserve

We estimate that our annual replacement reserve for the year ending December 31, 2015 will be approximately $13.7 million, for replacing our vessels at the end of their useful lives.

The amount for estimated maintenance and replacement capital expenditures attributable to future vessel replacement was based on the following assumptions: (i) current market price to purchase a five year old vessel of similar size and specifications; (ii) a 25-year useful life for drybulk vessels and a 30-year useful life for container vessels; and (iii) a relative net investment rate.

Our Board of Directors, with the approval of the conflicts committee, may determine that one or more of our assumptions should be revised, which could cause our Board of Directors to increase or decrease the amount of estimated maintenance and replacement capital expenditures. The actual cost of replacing the vessels in our fleet will depend on a number of factors, including prevailing market conditions, charter hire rates and the availability and cost of financing at the time of replacement. We may elect to finance some or all of our maintenance and replacement capital expenditures through the issuance of additional common units which could be dilutive to existing unitholders.

Off-Balance Sheet Arrangements

Navios Partners has no off-balance sheet arrangements that have or are reasonably likely to have, a current or future material effect on its financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.

Contractual Obligations and Contingencies

The following table summarizes Navios Partners’ long-term contractual obligations as of June 30, 2015:

	Payments due by period (Unaudited)
	Less than 1 year	1-3 years	3-5 years	More than 5 years	Total
	(In thousands of U.S. dollars)
Loan obligations(1)	$24,004	$101,731	$441,871	$50,256	$617,862

Total contractual obligations	$24,004	$101,731	$441,871	$50,256	$617,862

(1)	Represents principal payments on amounts drawn on our credit facilities that bear interest at applicable fixed interest rates ranging from 1.80% to 4.25% plus LIBOR per annum. The amounts in the table exclude expected interest payments of $27.4 million (less than 1 year), $29.9 million (1-3 years), $26.2 million (3-5 years) and $5.9 million (more than 5 years). Expected interest payments are based on outstanding principal amounts, applicable currently effective interest rates and margins as of June 30, 2015, timing of scheduled payments and the term of the debt obligations.

Navios Holdings, Navios Maritime Acquisition Corporation (“Navios Acquisition”) and Navios Partners will make available to Navios Europe I (in each case, in proportion to their ownership interests in Navios Europe I) revolving loans up to $24.1 million to fund working capital requirements (collectively, the “Navios Revolving Loans I”). As of June 30, 2015, the amounts undrawn from the Navios Revolving Loans I was $9.1 million, of which Navios Partners was committed to fund $0.5 million (See Note 13 for the Investment in Navios Europe I and respective ownership interests).

Navios Holdings, Navios Acquisition and Navios Partners will make available to Navios Europe II (in each case, in proportion to their ownership interests in Navios Europe II) revolving loans up to $38.5 million to fund working capital requirements (collectively, the “Navios Revolving Loans II”). As of June 30, 2015, the amounts undrawn from the Navios Revolving Loans II was $29.5 million, of which Navios Partners was committed to fund $1.5 million (See Note 13 for the Investment in Navios Europe II and respective ownership interests).

Fleet Employment Profile

The following table reflects certain key indicators indicative of the performance of Navios Partners and its core fleet performance for the three and six month periods ended June 30, 2015 and 2014.

	Three Month Period Ended June 30, 2015 (unaudited)	Three Month Period Ended June 30, 2014 (unaudited)	Six Month Period Ended June 30, 2015 (unaudited)	Six Month Period Ended June 30, 2014 (unaudited)
Available Days(1)	2,659	2,694	5,431	5,363
Operating Days(2)	2,659	2,693	5,428	5,359
Fleet Utilization(3)	100.0%	99.9%	100.0%	99.9%
Time Charter Equivalent (per day)	$20,679	$20,045	$20,248	$20,413
Vessels operating at period end	31	30	31	30

(1)	Available days for the fleet represent total calendar days the vessels were in Navios Partners’ possession for the relevant period after subtracting off-hire days associated with scheduled repairs, dry dockings or special surveys. The shipping industry uses available days to measure the number of days in a relevant period during which a vessel is capable of generating revenues.
(2)	Operating days is the number of available days in the relevant period less the aggregate number of days that the vessels are off-hire due to any reason, including unforeseen circumstances. The shipping industry uses operating days to measure the aggregate number of days in a relevant period during which vessels actually generate revenues.

(3)	Fleet utilization is the percentage of time that Navios Partners’ vessels were available for revenue generating available days, and is determined by dividing the number of operating days during a relevant period by the number of available days during that period. The shipping industry uses fleet utilization to measure efficiency in finding employment for vessels and minimizing the amount of days that its vessels are off-hire for reasons other than scheduled repairs, drydockings or special surveys.
(4)	TCE rates: TCE rates are defined as voyage and time charter revenues less voyage expenses during a period divided by the number of available days during the period. The TCE rate is a standard shipping industry performance measure used primarily to present the actual daily earnings generated by vessels on various types of charter contracts for the number of available days of the fleet.

Cash Distribution Policy

Rationale for Our Cash Distribution Policy

Our cash distribution policy reflects a basic judgment that our unitholders are better served by distributing our cash available (after deducting expenses, including estimated maintenance and replacement capital expenditures and reserves) rather than retaining it. Because we believe we will generally finance any expansion capital expenditures from external financing sources or through equity raising, we believe that our investors are best served by our distributing our available cash. Our cash distribution policy is consistent with the terms of our partnership agreement, which requires that we distribute all of our available cash quarterly (after deducting expenses, including estimated maintenance and replacement capital expenditures and reserves).

Limitations on Cash Distributions and Our Ability to Change Our Cash Distribution Policy

There is no guarantee that unitholders will receive quarterly distributions from us. Our distribution policy is subject to certain restrictions and may be changed at any time.

Our ability to make distributions to our unitholders depends on the performance of our subsidiaries and their ability to distribute funds to us. The ability of our subsidiaries to make distributions to us may be restricted by, among other things, the provisions of existing and future indebtedness, applicable partnership and limited liability company laws and other laws and regulations.

Minimum Quarterly Distribution

We intend to distribute to the holders of common units and subordinated units on a quarterly basis at least the minimum quarterly distribution of $0.35 per unit, or $1.40 per unit per year, to the extent we have sufficient cash on hand to pay the distribution after we establish cash reserves and pay fees and expenses. The amount of available cash from operating surplus needed to pay the minimum quarterly distribution for four quarters on all units outstanding and the related distribution on the 2.0% general partner interest is approximately $118.7 million. There is no guarantee that we will pay the minimum quarterly distribution on the common units and subordinated units in any quarter. Even if our cash distribution policy is not modified or revoked, the amount of distributions paid under our policy and the decision to make any distribution is determined by our board of directors, taking into consideration the terms of our partnership agreement. We are prohibited from making any distributions to unitholders if it would cause an event of default, or an event of default exists, under our existing credit facilities.

On January 26, 2015, the Board of Directors of Navios Partners authorized its quarterly cash distribution for the three month period ended December 31, 2014 of $0.4425 per unit. The distribution was paid on February 13, 2015 to all holders of record of common and general partner units on February 11, 2015, which included the unitholders of participating in the February 2015 offering (See Note 8 — Issuance of Units). The aggregate amount of the declared distribution was $38.1 million.

On April 28, 2015, the Board of Directors of Navios Partners authorized its quarterly cash distribution for the three month period ended June 30, 2015 of $0.4425 per unit. The distribution was paid on May 14, 2015 to all holders of record of common and general partner units on May 13, 2015. The aggregate amount of the declared distribution was $38.1 million.

On July 23, 2015, the Board of Directors of Navios Partners authorized its quarterly cash distribution for the three month period ended March 31, 2015 of $0.4425 per unit. The distribution is payable on August 14, 2015 to all holders of record of common and general partner units on August 13, 2015. The aggregate amount of the declared distribution is anticipated to be $38.1 million.

Incentive Distribution Rights

Incentive distribution rights represent the right to receive an increasing percentage of quarterly distributions of available cash from Operating Surplus after the minimum quarterly distribution and the target distribution levels have been achieved. Our general partner currently holds the incentive distribution rights, but may transfer these rights separately from its general partner interest, subject to restrictions in the partnership agreement. Except for transfers of incentive distribution rights to an affiliate or another entity as part of our general partner’s merger or consolidation with or into, or sale of substantially all of its assets to such entity, the approval of a majority of our common units (excluding common units held by our general partner and its affiliates), voting separately as a class, generally is required for a transfer of the incentive distribution rights to a third party prior to December 31, 2017.

The following table illustrates the percentage allocations of the additional available cash from Operating Surplus among the unitholders and our general partner up to the various target distribution levels. The amounts set forth under “Marginal Percentage Interest in Distributions” are the percentage interests of the unitholders and our general partner in any available cash from Operating Surplus we distribute up to and including the corresponding amount in the column “Total Quarterly Distribution Target Amount,” until available cash from Operating Surplus we distribute reaches the next target distribution level, if any. The percentage interests shown for the unitholders and our general partner for the minimum quarterly distribution are also applicable to quarterly distribution amounts that are less than the minimum quarterly distribution. The percentage interests shown for our general partner assume that our general partner maintains its 2.0% general partner interest and assume our general partner has not transferred the incentive distribution rights.

		Marginal Percentage Interest in Distributions
	Total Quarterly Distribution Target Amount	Common Unitholders	General Partner
Minimum Quarterly Distribution	$0.35	98%	2%
First Target Distribution	up to $0.4025	98%	2%
Second Target Distribution	above $0.4025 up to $0.4375	85%	15%
Third Target Distribution	above $0.4375 up to $0.525	75%	25%
Thereafter	above $0.525	50%	50%

Related Party Transactions

The Navios Holdings Credit Facility: In May 2015, Navios Partners entered into the Navios Holdings Credit Facility of up to $60.0 million. The Navios Holdings Credit Facility has a margin of LIBOR plus 300 bps. The final maturity date is January 2, 2017. As of June 30, 2015, there was no outstanding amount under this facility and all $60.0 million remained to be drawn.

Management fees: Pursuant to the amended Management Agreement, in each of October 2013, August 2014 and February 2015, the Manager, a wholly owned subsidiary of Navios Holdings, provides commercial and technical management services to Navios Partners’ vessels for a daily fee of: (a) $4,000 daily rate per Ultra-Handymax vessel; (b) $4,100 daily rate per Panamax vessel; (c) $5,100 daily rate per Capesize vessel; (d) $6,500 daily rate per Container vessel of TEU 6,800; (e) $7,200 daily rate per Container vessel of TEU 8,000; and (f) $8,500 daily rate per very large Container vessel of more than TEU 13,000 through December 31, 2015. Drydocking expenses under this agreement are reimbursed by Navios Partners at cost at occurrence. Total drydocking expenses reimbursed during the three and six months ended June 30, 2015 were $0.8 million and $1.3 million, respectively. Total drydocking expenses reimbursed during the three and six months ended June 30, 2014 were $0.1 million.

Total management fees for the three and six months ended June 30, 2015 amounted to $14.1 million and $27.5 million, respectively. Total management fees for the three and six months ended June 30, 2014 amounted to $12.2 million and $24.2 million, respectively.

General and administrative expenses: Pursuant to the Administrative Services Agreement, the Manager also provides administrative services to Navios Partners, which include bookkeeping, audit and accounting services, legal and insurance services, administrative and clerical services, banking and financial services, advisory services, client and investor relations and other. The Manager is reimbursed for reasonable costs and expenses incurred in connection with the provision of these services. Navios Partners extended the duration of its existing Administrative Services Agreement with the Manager pursuant to the same terms, until December 31, 2017.

Total general and administrative expenses charged by Navios Holdings for the three and six month periods ended June 30, 2015 amounted to $1.5 million and $3.1 million, respectively. Total general and administrative expenses charged by Navios Holdings for the three and six month periods ended June 30, 2014 amounted to $1.5 million and $3.0 million, respectively.

Balance due to related parties: Included in the current liabilities as of June 30, 2015 was an amount of $15.6 million, which represented the current account payable to Navios Holdings and its subsidiaries. The balance mainly consisted of payables for drydock and special survey expenses of $10.6 million, management and administrative fees outstanding of $6.3 million mitigated by other receivables of $1.2 million. Amounts due to related parties as of December 31, 2014 was $1.9 million and mainly consisted of other payables for drydock and special survey expenses of $2.2 million, mitigated by other receivables of $0.3 million.

Vessel Chartering: In February 2012, Navios Partners entered into a charter with a subsidiary of Navios Holdings for the Navios Apollon, a 2000-built Ultra-Handymax vessel. The term of this charter was approximately two years, at a net daily rate of $12,500 for the first year and $13,500 for the second year, plus 50/50 profit sharing based on actual earnings. In January 2014, this charter was extended for approximately six months at a net daily rate of $13,500 plus 50/50 profit sharing based on actual earnings and in October 2014, this charter was further extended for approximately one year at a net daily rate of $12,500 plus 50/50 profit sharing based on actual earnings. In April 2015, this charter was further extended for approximately one year at a net daily rate of $12,500 plus 50/50 profit sharing based on actual earnings, at the end of the period. Any adjustment by the charterers for hire expense/loss will be settled accordingly at the end of the charter period. For this charter, for the three and six months ended June 30, 2015, the total revenue of Navios Partners from Navios Holdings amounted to $0.9 million and $2.0 million, respectively. For this charter, for the three and six months ended June 30, 2014, the total revenue of Navios Partners from Navios Holdings amounted to $1.2 million and $2.4 million, respectively.

In May 2012, Navios Partners entered into a charter with a subsidiary of Navios Holdings for the Navios Prosperity, a 2007-built Panamax vessel. The term of this charter was approximately one year with two six-month extension options granted to Navios Holdings, at a net daily rate of $12,000 plus profit sharing. In April 2014, this charter was extended for approximately one year and the owners will receive 100% of the first $1,500 in profits above the base rate, and thereafter all profits will be split 50/50 to each party. On February 11, 2015, Navios Partners and Navios Holdings entered into a novation agreement whereby the rights to the time charter contract of Navios Prosperity were transferred to Navios Holdings on March 5, 2015. For this charter, for the three and six months ended June 30, 2015, the total revenue of Navios Partners from Navios Holdings amounted to $0 and $0.8 million, respectively. For this charter, for the three and six months ended June 30, 2014, the total revenue of Navios Partners from Navios Holdings amounted to $1.1 million and $2.4 million, respectively.

In September 2012, Navios Partners entered into a charter with a subsidiary of Navios Holdings for the Navios Libra, a 1995-built Panamax vessel. The term of this charter is approximately three years commencing in October 2012, at a net daily rate of $12,000 plus 50/50 profit sharing based on actual earnings. In April 2015, this charter was further extended for approximately one year at a net daily rate of $12,000 plus 50/50 profit sharing based on actual earnings, at the end of the period. Any adjustment by the charterers for hire expense/loss will be settled accordingly at the end of the charter period. For this charter, for the three and six months ended June 30, 2015, the total revenue of Navios Partners from Navios Holdings amounted to $1.1 million and $2.2 million, respectively. For this charter, for the three and six months ended June 30, 2014, the total revenue of Navios Partners from Navios Holdings amounted to $1.1 million and $2.1 million, respectively.

In May 2013, Navios Partners entered into a charter with a subsidiary of Navios Holdings for the Navios Felicity, a 1997-built Panamax vessel. The term of this charter was approximately one year with two six-month extension options, at a net daily rate of $12,000 plus profit sharing. The owners will receive 100% of the first $1,500 in profits above the base rate, and thereafter all profits will be split 50/50 to each party. In February 2014, Navios Holdings exercised its first option to extend this charter, and in August 2014, Navios Holdings exercised its second option. In April 2015, this charter was further extended for approximately one year at a net daily rate of $12,000 plus 50/50 profit sharing based on actual earnings, at the end of the period. Any adjustment by the charterers for hire expense/loss will be settled accordingly at the end of the charter period. For this charter, for the three and six months ended June 30, 2015, the total revenue of Navios Partners from Navios Holdings amounted to $0.7 million and $1.8 million, respectively. For this charter, for the three and six months ended June 30, 2014, the total revenue of Navios Partners from Navios Holdings amounted to $1.1 million and $2.2 million, respectively.

In May 2013, Navios Partners entered into a charter with a subsidiary of Navios Holdings for the Navios Aldebaran, a 2008-built Panamax vessel. The term of this charter was approximately six months commencing in June 2013, at a net daily rate of $11,000 plus profit sharing, with a six-month extension option. In December 2013, Navios Holdings exercised its option to extend this charter, at a net daily rate of $11,000 plus profit sharing. The owners will receive 100% of the first $2,500 in profits above the base rate, and thereafter all profits will be split 50/50 to each party. In July 2014, the Company further extended this charter for approximately six to nine months. On February 11, 2015, Navios Partners and Navios Holdings entered into a novation agreement whereby the rights to the time charter contract of Navios Aldebaran were transferred to Navios Holdings on February 28, 2015. For this charter, for the three and six months ended June 30, 2015, the total revenue of Navios Partners from Navios Holdings amounted to $0 on and $0.6 million, respectively. For this charter, for the three and six months ended June 30, 2014, the total revenue of Navios Partners from Navios Holdings amounted to $1.0 million and $2.0 million, respectively.

In July 2013, Navios Partners entered into a charter with a subsidiary of Navios Holdings for the Navios Hope, a 2005-built Panamax vessel. The term of this charter was approximately one year, at a net daily rate of $10,000. In December 2013, Navios Holdings extended this charter for approximately six months at a net daily rate of $10,000 plus 50/50 profit sharing based on actual earnings. In January 2015, this charter was further extended for approximately one year at a net daily rate of $10,000 plus 50/50 profit sharing based on actual earnings, at the end of the period. Any adjustment by the charterers for hire expense/loss will be settled accordingly at the end of the charter period. For this charter, for the three and six months ended June 30, 2015, the total revenue of Navios Partners from Navios Holdings amounted to $0.9 million and $1.6 million, respectively. For this charter, for the three and six months ended June 30, 2014, the total revenue of Navios Partners from Navios Holdings amounted to $0.8 million and $1.5 million, respectively.

In February 2015, Navios Partners entered into a charter with a subsidiary of Navios Holdings for the Navios Pollux, a 2009-built Capesize vessel. The term of this charter is approximately for twelve months at a daily rate of $11,400 net per day plus 50/50 profit sharing based on actual earnings, at the end of the period. Any adjustment by the charterers for hire expense/loss will be settled accordingly at the end of the charter period. For the three and six months ended June 30, 2015, the total revenue of Navios Partners from the subsidiary of Navios Holdings amounted to $0.6 million and $1.5 million, respectively.

In March 2015, Navios Partners entered into a charter with a subsidiary of Navios Holdings for the Navios Gemini, a 1994-built Panamax vessel. The term of this charter is approximately nine months that commenced in March 2015, at a net daily rate of $7,600 plus 50/50 profit sharing based on actual earnings, at the end of the period. Any adjustment by the charterers for hire expense/loss will be settled accordingly at the end of the charter period. For this charter, for the three and six months ended June 30, 2015, the total revenue of Navios Partners from Navios Holdings amounted to $0.7 million and $0.8 million, respectively.

In April 2015, Navios Partners entered into a charter with a subsidiary of Navios Holdings for the Navios Hyperion, a 2004-built Panamax vessel. The term of this charter is approximately ten months that commenced in April 2015, at a net daily rate of $12,000 plus 50/50 profit sharing based on actual earnings at the end of the period. Any adjustment by the charterers for hire expense/loss will be settled accordingly at the end of the charter period. For this charter, for the three and six months ended June 30, 2015, the total revenue of Navios Partners from Navios Holdings amounted to $0.8 million.

In April 2015, Navios Partners entered into a charter with a subsidiary of Navios Holdings for the Navios Soleil, a 2009-built Ultra-Handymax vessel. The term of this charter is approximately ten months that commenced in May 2015, at a net daily rate of $12,000 plus 50/50 profit sharing based on actual earnings at the end of the period. Any adjustment by the charterers for hire expense/loss will be settled accordingly at the end of the charter period. For this charter, for the three and six months ended June 30, 2015, the total revenue of Navios Partners from Navios Holdings amounted to $0.7 million.

In April 2015, Navios Partners entered into a charter with a subsidiary of Navios Holdings for the Navios Harmony, a 2006-built Panamax vessel. The term of this charter is approximately twelve months that commenced in May 2015, at a net daily rate of $12,000 plus 50/50 profit sharing based on actual earnings at the end of the period. Any adjustment by the charterers for hire expense/loss will be settled accordingly at the end of the charter period. For this charter, for the three and six months ended June 30, 2015, the total revenue of Navios Partners from Navios Holdings amounted to $0.7 million.

In April 2015, Navios Partners entered into a charter with a subsidiary of Navios Holdings for the Navios Orbiter, a 2004-built Panamax vessel. The term of this charter is approximately twelve months that commenced in June 2015, at a net daily rate of $12,000 plus 50/50 profit sharing based on actual earnings at the end of the period. Any adjustment by the charterers for hire expense/loss will be settled accordingly at the end of the charter period. For this charter, for the three and six months ended June 30, 2015, the total revenue of Navios Partners from Navios Holdings amounted to $0.4 million.

In April 2015, Navios Partners entered into a charter with a subsidiary of Navios Holdings for the Navios Fantastiks, a 2005-built Capesize vessel. The term of this charter is approximately ten months that commenced in June 2015, at a net daily rate of $12,500 plus 50/50 profit sharing based on actual earnings at the end of the period. Any adjustment by the charterers for hire expense/loss will be settled accordingly at the end of the charter period. For this charter, for the three and six months ended June 30, 2015, the total revenue of Navios Partners from Navios Holdings amounted to $0.3 million.

In April 2015, Navios Partners entered into a charter with a subsidiary of Navios Holdings for the Navios Alegria, a 2004-built Panamax vessel. The term of this charter is approximately twelve months that commenced in June 2015, at a net daily rate of $12,000 plus 50/50 profit sharing based on actual earnings at the end of the period. Any adjustment by the charterers for hire expense/loss will be settled accordingly at the end of the charter period. For this charter, for the three and six months ended June 30, 2015, the total revenue of Navios Partners from Navios Holdings amounted to $0.01 million.

Share Purchase Agreements: On February 4, 2015, Navios Partners entered into a share purchase agreement with Navios Holdings pursuant to which Navios Holdings made an investment in the Company by purchasing common units, and general partnership interests (See Note 8—Issuance of Units).

Registration Rights Agreement: On February 4, 2015, in connection with the share purchase agreement as discussed above, Navios Partners entered into a registration rights agreement with Navios Holdings pursuant to which Navios Partners provided Navios Holdings with certain rights relating to the registration of the common units.

Revolving Loans to Navios Europe I: Navios Holdings, Navios Acquisition and Navios Partners will make available to Navios Europe I (in each case, in proportion to their ownership interests in Navios Europe I) revolving loans up to $24.1 million to fund working capital requirements (collectively, the “Navios Revolving Loans I”). See Note 13 for the Investment in Navios Europe I and respective ownership interests.

The Navios Revolving Loans I earn a 12.7% preferred distribution and are repaid from Free Cash Flow (as defined in the loan agreement) to the fullest extent possible at the end of each quarter. There are no covenant requirements or stated maturity dates.

As of June 30, 2015, Navios Partners’ portion of the outstanding amount relating to portion of the investment in Navios Europe I (5.0% of the $10.0 million) was $0.5 million, under the caption “Investment in affiliates” and the outstanding amount relating to the Navios Revolving Loans I capital is $0.8 million, under the caption “Loans receivable from affiliates.” As of June 30, 2015 and December 31, 2014, the amounts undrawn from the Navios Revolving Loans I was $9.1 million, of which Navios Partners was committed to fund $0.5 million.

Revolving Loans to Navios Europe II: Navios Holdings, Navios Acquisition and Navios Partners will make available to Navios Europe (II) Inc. (“Navios Europe II”) (in each case, in proportion to their ownership interests in Navios Europe II) revolving loans up to $38.5 million to fund working capital requirements (collectively, the “Navios Revolving Loans II”). See Note 13 for the Investment in Navios Europe II and respective ownership interests.

The Navios Revolving Loans II earn an 18.0% preferred distribution and are repaid from Free Cash Flow (as defined in the loan agreement) to the fullest extent possible at the end of each quarter. There are no covenant requirements or stated maturity dates.

As of June 30, 2015, Navios Partners’ portion of the outstanding amount relating to portion of the investment in Navios Europe II (5.0% of the $9.0 million) was $0.5 million, under the caption “Investment in affiliates” and the outstanding amount relating to the Navios Revolving Loans II capital is $0.3 million, under the caption “Loans receivable from affiliates.” As of June 30, 2015, the amount undrawn from the Navios Revolving Loans II was $29.5 million, of which Navios Partners was committed to fund $1.5 million.

Others: Navios Partners has entered into an omnibus agreement with Navios Holdings (the “Partners Omnibus Agreement”) in connection with the closing of Navios Partners’ IPO governing, among other things, when Navios Holdings and Navios Partners may compete against each other as well as rights of first offer on certain drybulk carriers. Pursuant to the Partners Omnibus Agreement, Navios Partners generally agreed not to acquire or own Panamax or Capesize drybulk carriers under time charters of three or more years without the consent of an independent committee of Navios Partners. In addition, Navios Holdings has agreed to offer to Navios Partners the opportunity to purchase vessels from Navios Holdings when such vessels are fixed under time charters of three or more years.

Navios Partners entered into an omnibus agreement with Navios Acquisition and Navios Holdings (the “Acquisition Omnibus Agreement”) in connection with the closing of Navios Acquisition’s initial vessel acquisition, pursuant to which, among other things, Navios Holdings and Navios Partners agreed not to acquire, charter-in or own liquid shipment vessels, except for container vessels and vessels that are primarily employed in operations in South America, without the consent of an independent committee of Navios Acquisition. In addition, Navios Acquisition, under the Acquisition Omnibus Agreement, agreed to cause its subsidiaries not to acquire, own, operate or charter drybulk carriers subject to specific exceptions. Under the Acquisition Omnibus Agreement, Navios Acquisition and its subsidiaries granted to Navios Holdings and Navios Partners a right of first offer on any proposed sale, transfer or other disposition of any of its drybulk carriers and related charters owned or acquired by Navios Acquisition. Likewise, Navios Holdings and Navios Partners agreed to grant a similar right of first offer to Navios Acquisition for any liquid shipment vessels it might own. These rights of first offer will not apply to a (i) sale, transfer or other disposition of vessels between any affiliated subsidiaries, or pursuant to the terms of any charter or other agreement with a counterparty, or (ii) merger with or into, or sale of substantially all of the assets to, an unaffiliated third party.

In connection with the Navios Maritime Midstream Partners L.P (“Navios Midstream”) initial public offering and effective November 18, 2014, Navios Partners entered into an omnibus agreement with Navios Midstream, Navios Acquisition and Navios Holdings pursuant to which Navios Acquisition, Navios Holdings and Navios Partners have agreed not to acquire or own any VLCCs, crude oil tankers, refined petroleum product tankers, LPG tankers or chemical tankers under time charters of five or more years and also providing rights of first offer on certain tanker vessels.

As of June 30, 2015, Navios Holdings held a total of 15,344,310 common units, representing a 18.1% common unit interest in Navios Partners and a general partner interest of 2.0%.

Quantitative and Qualitative Disclosures about Market Risks

Foreign Exchange Risk

Our functional and reporting currency is the U.S. dollar. We engage in worldwide commerce with a variety of entities. Although our operations may expose us to certain levels of foreign currency risk, our transactions are predominantly U.S. dollar denominated. Transactions in currencies other than U.S. dollars are translated at the exchange rate in effect at the date of each transaction. Differences in exchange rates during the period between the date a transaction denominated in a foreign currency is consummated and the date on which it is either settled or translated, are recognized.

Interest Rate Risk

Borrowings under our credit facilities bear interest at rate based on a premium over U.S. $ LIBOR. Therefore, we are exposed to the risk that our interest expense may increase if interest rates rise. For the six month period ended June 30, 2015, we paid interest on our outstanding debt at a weighted average interest rate of 4.32%. A 1% increase in LIBOR would have increased our interest expense for the six month period ended June 30, 2015 by $3.0 million. For the six month period ended June 30, 2014, we paid interest on our outstanding debt at a weighted average interest rate of 4.67%. A 1% increase in LIBOR would have increased our interest expense for the six month period ended June 30, 2014 by $2.7 million.

Concentration of Credit Risk

Financial instruments, which potentially subject us to significant concentrations of credit risk, consist principally of trade accounts receivable. We closely monitor our exposure to customers for credit risk. We have policies in place to ensure that we trade with customers with an appropriate credit history.

For the six month period ended June 30, 2015, our most significant counterparties were Hyundai Merchant Marine Co., Ltd., Navios Corporation and Yang Ming Marine Transport Corporation, which accounted for approximately 23.8%, 12.5% and 11.3%, respectively, of total revenues. For the year ended December 31, 2014, our most significant counterparties were Hyundai Merchant Marine Co., Ltd. and Navios Corporation, which accounted for approximately 24.4% and 11.0%, respectively, of total revenues. No other customers accounted for 10.0% or more of total revenue for any of the years presented. Navios Partners has insurance on certain long-term charter-out contracts of drybulk vessels for credit default occurring until the end of 2016, through an agreement with Navios Holdings up to a maximum cash payment of $20.0 million.

Inflation

Inflation has had a minimal impact on vessel operating expenses, drydocking expenses and general and administrative expenses. Our management does not consider inflation to be a significant risk to direct expenses in the current and foreseeable economic environment.

Recent Accounting Pronouncements

In April 2015, the FASB issued the ASU 2015-06, an update for Earnings per Share (Topic 260), “Effects on Historical Earnings per Unit of Master Limited Partnership Dropdown Transactions”. This update requires that for purposes of calculating historical earnings per unit under the two-class method, the earnings (losses) of a transferred business before the date of a dropdown transaction should be allocated entirely to the general partner. In that circumstance, the previously reported earnings per unit of the limited partners (which is typically the earnings per unit measure presented in the financial statements) would not change as a result of the dropdown transaction. Qualitative disclosures about how the rights to the earnings (losses) differ before and after the dropdown transaction occurs for purposes of computing earnings per unit under the two-class method also are required. The ASU is effective for financial statements issued for fiscal years beginning after December 15, 2015, and interim periods within those fiscal years. Early application is permitted. An entity should apply the new guidance on a retrospective basis. The adoption of this update is not expected to have a material impact on Navios Partners’ results of operations, financial position or cash flows, to the extent that no drop down transaction occurs.

In February 2015, the FASB issued the ASU 2015-02, “Consolidation (Topic 810)—Amendments to the Consolidation Analysis”, which amends the criteria for determining which entities are considered VIEs, amends the criteria for determining if a service provider possesses a variable interest in a VIE and ends the deferral granted to investment companies for application of the VIE consolidation model. The ASU is effective for interim and annual periods beginning after December 15, 2015. Early application is permitted. We do not expect the adoption of this ASU to have a material impact on the Company’s results of operations, financial position or cash flows, except if Navios Partners were to enter into new arrangements in 2015 that fall into the scope prior to adoption of this standard.

In January 2015, the FASB issued ASU 2015-01, Income Statement Extraordinary and Unusual Items. This standard eliminates the concept of extraordinary and unusual items from U.S. GAAP. The new standard is effective for annual and interim periods after December 15, 2015. Early adoption is permitted. Navios Partners plans to adopt this standard effective January 1, 2016. The adoption of the new standard is not expected to have a material impact on Navios Partners’ results of operations, financial position or cash flows.

In August 2014, the FASB issued ASU No. 2014-15, Presentation of Financial Statements-Going Concern (Subtopic 205-40): Disclosure of Uncertainties about an Entity’s Ability to Continue as a Going Concern. This standard requires management to assess an entity’s ability to continue as a going concern, and to provide related footnote disclosures in certain circumstances. Before this new standard, no accounting guidance existed for management on when and how to assess or disclose going concern uncertainties. The amendments are effective for annual periods ending after December 15, 2016, and interim periods within annual periods beginning after December 15, 2016. Early application is permitted. We plan to adopt this standard effective January 1, 2017. The adoption of the new standard is not expected to have a material impact on Navios Partners’ results of operations, financial position or cash flows.

In May 2014, the FASB issued ASU 2014-09, Revenue from Contracts with Customers, clarifying the method used to determine the timing and requirements for revenue recognition on the statements of income. Under the new standard, an entity must identify the performance obligations in a contract, the transaction price and allocate the price to specific performance obligations to recognize the revenue when the obligation is completed. The amendments in this update also require disclosure of sufficient information to allow users to understand the nature, amount, timing and uncertainty of revenue and cash flow arising from contracts. The new accounting guidance was originally effective for interim and annual periods beginning after December 15, 2016. On July 9, 2015, the FASB finalized a one-year deferral of the effective date for the new revenue standard. The standard will be effective for public entities for annual reporting periods beginning after December 15, 2017 and interim periods therein. We are currently reviewing the effect of ASU No. 2014-09 on our revenue recognition.

In April 2014, the FASB issued ASU 2014-08, Presentation of Financial Statements and Property, Plant and Equipment changing the presentation of discontinued operations on the statements of income and other requirements for reporting discontinued operations. Under the new standard, a disposal of a component or a group of components of an entity is required to be reported in discontinued operations if the disposal represents a strategic shift that has (or will have) a major effect on an entity’s operations and financial results when the component meets the criteria to be classified as held-for-sale or is disposed. The amendments in this update also require additional disclosures about discontinued operations and disposal of an individually significant component of an entity that does not qualify for discontinued operations. The new accounting guidance is effective for interim and annual periods beginning after December 15, 2014. The adoption had no impact to Navios Partners’ results of operations, financial position or cash flows.

Critical Accounting Policies

Our financial statements have been prepared in accordance with US GAAP. The preparation of these financial statements requires us to make estimates in the application of our accounting policies based on the best assumptions, judgments and opinions of management. Following is a discussion of the accounting policies that involve a higher degree of judgment and the methods of their application that affect the reported amount of assets and liabilities, revenues and expenses and related disclosure of contingent assets and liabilities at the date of our financial statements. Actual results may differ from these estimates under different assumptions or conditions.

Critical accounting policies are those that reflect significant judgments or uncertainties, and potentially result in materially different results under different assumptions and conditions. Other than as described below, all significant accounting policies are as described in Note 2 to the Notes to the consolidated financial statements included in the Company’s Annual Report on Form 20-F for the year ended December 31, 2014 filed with the Securities and Exchange Commission on March 13, 2015.

Exhibit List

Exhibit Number

10.1	Credit Agreement up to $60.0 million credit facility, dated May 29, 2015.

101	The following materials from Navios Maritime Partners L.P.’s 6-K containing its financial statements for the three and six months ended June 30, 2015, formatted in eXtensible Business Reporting Language (XBRL): (i) Condensed Consolidated Balance Sheets at June 30, 2015 (unaudited) and December 31, 2014; (ii) Unaudited Condensed Consolidated Statements of Income for each of the three and six month periods ended June 30, 2015 and 2014; (iii) Unaudited Condensed Consolidated Statements of Cash Flows for the six month periods ended June 30, 2015 and 2014; (iv) Unaudited Condensed Consolidated Statements of Changes in Partners’ Capital for the six month periods ended June 30, 2015 and 2014; and (v) the Condensed Notes to the Consolidated Financial Statements (unaudited).

NAVIOS MARITIME PARTNERS L.P.

CONDENSED CONSOLIDATED BALANCE SHEETS

(Expressed in thousands of U.S. dollars except unit amounts)

	Notes	June 30, 2015 (unaudited)	December 31, 2014 (unaudited)
ASSETS
Current assets
Cash and cash equivalents	3	$26,841	$99,495
Restricted cash	3	22,201	954
Accounts receivable, net		13,051	13,278
Prepaid expenses and other current assets		986	1,470

Total current assets		63,079	115,197

Vessels, net	4	1,259,432	1,139,426
Deposits for vessels acquisitions	4	—	10
Deferred dry dock and special survey costs, net and other long term assets		16,279	8,750
Investment in affiliates	13	993	521
Loans receivable from affiliates	12	1,096	750
Intangible assets	5	64,745	74,055

Total non-current assets		1,342,545	1,223,512

Total assets		$1,405,624	$1,338,709

LIABILITIES AND PARTNERS’ CAPITAL
Current liabilities
Accounts payable		$4,337	$3,824
Accrued expenses		4,240	3,623
Deferred voyage revenue		4,146	4,310
Current portion of long-term debt, net	6	20,882	16,435
Amounts due to related parties	12	15,643	1,880

Total current liabilities		49,248	30,072

Long-term debt, net	6	587,619	559,539

Total non-current liabilities		587,619	559,539

Total liabilities		636,867	589,611

Commitments and contingencies	11	—	—
Partners’ capital:
Common Unitholders (83,079,710 and 77,359,163 units issued and outstanding at June 30, 2015 and December 31, 2014, respectively)	14	763,284	744,075
General Partner (1,695,509 and 1,578,763 units issued and outstanding at June 30, 2015 and December 31, 2014, respectively)	14	5,473	5,023

Total partners’ capital		768,757	749,098

Total liabilities and partners’ capital		$1,405,624	$1,338,709

See unaudited condensed notes to the condensed consolidated financial statements

NAVIOS MARITIME PARTNERS L.P.

CONDENSED CONSOLIDATED STATEMENTS OF INCOME

(Expressed in thousands of U.S. dollars except unit prices and amounts)

	Notes	Three Month Period Ended June 30, 2015 (unaudited)	Three Month Period Ended June 30, 2014 (unaudited)	Six Month Period Ended June 30, 2015 (unaudited)	Six Month Period Ended June 30, 2014 (unaudited)
Time charter and voyage revenues (includes related party revenue of $7,723 and $14,133 for the three and six months ended June 30, 2015, respectively, and $6,406 and $12,532 for the three and six months ended June 30, 2014, respectively)	9,12	$56,473	$55,178	$113,259	$112,676
Time charter and voyage expenses		(1,477)	(3,640)	(4,948)	(8,083)
Direct vessel expenses		(757)	(146)	(1,294)	(146)
Management fees (entirely through related parties transactions)	12	(14,141)	(12,239)	(27,542)	(24,244)
General and administrative expenses	12	(1,949)	(2,029)	(3,824)	(3,973)
Depreciation and amortization	4,5	(19,045)	(17,009)	(37,144)	(60,687)
Interest expense and finance cost, net	6	(7,601)	(7,085)	(16,102)	(14,114)
Interest income		46	37	99	90
Other income	15	—	17,875	400	47,915
Other expense		(194)	(957)	(670)	(1,088)

Net income		$11,355	$29,985	$22,234	$48,346

Earnings per unit (see note 14):

	Three Month Period Ended June 30, 2015 (unaudited)	Three Month Period Ended June 30, 2014 (unaudited)	Six Month Period Ended June 30, 2015 (unaudited)	Six Month Period Ended June 30, 2014 (unaudited)
Earnings per unit:
Common unit (basic and diluted)	$0.13	$0.37	$0.25	$0.61

See unaudited condensed notes to the condensed consolidated financial statements

NAVIOS MARITIME PARTNERS L.P.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Expressed in thousands of U.S. dollars)

	Notes	Six Month Period Ended June 30, 2015 (unaudited)	Six Month Period Ended June 30, 2014 (unaudited)
OPERATING ACTIVITIES
Net income		$22,234	$48,346
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	4,5	37,144	60,687
Amortization and write-off of deferred financing cost		2, 149	1,505
Amortization of deferred dry dock and special survey costs		1,294	146
Changes in operating assets and liabilities:
Net decrease in restricted cash		—	2
Decrease in accounts receivable		227	5,307
Decrease in prepaid expenses and other current assets		484	1,238
Decrease in other long term assets		7	5
Payments for dry dock and special survey costs		(8,830)	(2,735)
Increase/(decrease) in accounts payable		513	(124)
Increase/(decrease) in accrued expenses		617	(601)
(Decrease)/increase in deferred voyage revenue		(164)	159
Increase in amounts due to related parties		13,763	2,462

Net cash provided by operating activities		69,438	116,397

INVESTING ACTIVITIES:
Acquisition of vessels	4	(147,830)	(36,854)
Investment in affiliates		(472)	—
Loans receivable from affiliates		(346)	(303)
Release of restricted cash for vessel acquisitions	6	—	33,429

Net cash used in investing activities		(148,648)	(3,728)

FINANCING ACTIVITIES:

Cash distributions paid	14	(76,193)	(68,047)
Net proceeds from issuance of general partner units	8	1,528	2,233
Proceeds from issuance of common units, net of offering costs	8	72,090	104,499
Proceeds from long term debt	6	79,819	—
Net increase in restricted cash	3	(21,247)	—
Repayment of long-term debt and payment of principal	6	(48,695)	(3,184)
Debt issuance costs	6	(746)	—

Net cash provided by financing activities		6,556	35,501

(Decrease)/increase in cash and cash equivalents		(72,654)	148,170

Cash and cash equivalents, beginning of period		99,495	35,346

Cash and cash equivalents, end of period		$26,841	$183,516

	Six Month Period Ended June 30, 2015 (unaudited)	Six Month Period Ended June 30, 2014 (unaudited)
Supplemental disclosures of cash flow information
Cash interest paid, net of capitalized interest	$12,917	$12,683
Non-cash financing activities
Due to related parties	$—	$529
Acquisition of vessels	$—	$(529)

See unaudited condensed notes to the condensed consolidated financial statements

NAVIOS MARITIME PARTNERS L.P.

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN PARTNERS’ CAPITAL

(Expressed in thousands of U.S. dollars except unit prices and amounts)

			Limited Partners
	General Partner		Common Unitholders		Total Partners’ Capital
	Units		Units
Balance December 31, 2013	1,449,681	$4,029	71,034,163	$702,478	$706,507
Cash distribution paid	—	(2,383)	—	(65,664)	(68,047)
Proceeds from issuance of common units, net of offering costs (see note 8)	—	—	6,325,000	104,499	104,499
Net proceeds from issuance of general partners units (see note 8)	129,082	2,233	—	—	2,233
Net income	—	2,033	—	46,313	48,346

Balance June 30, 2014 (unaudited)	1,578,763	$5,912	77,359,163	$787,626	$793,538

Balance December 31, 2014	1,578,763	$5,023	77,359,163	$744,075	$749,098
Cash distribution paid (see note 14)	—	(2,668)	—	(73,525)	(76,193)
Proceeds from issuance of common units, net of offering costs (see note 8)	—	—	5,720,547	72,090	72,090
Net proceeds from issuance of general partners units (see note 8)	116,746	1,528	—	—	1,528
Net income	—	1,590	—	20,644	22,234

Balance June 30, 2015 (unaudited)	1,695,509	$5,473	83,079,710	$763,284	$768,757

See unaudited condensed notes to the condensed consolidated financial statements

NAVIOS MARITIME PARTNERS L.P.

UNAUDITED CONDENSED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars except unit prices and amounts)

NOTE 1 — DESCRIPTION OF BUSINESS

Navios Maritime Partners L.P. (“Navios Partners” or the “Company”), is an international owner and operator of dry cargo and container vessels, formed on August 7, 2007 under the laws of the Republic of the Marshall Islands. Navios GP L.L.C. (the “General Partner”), a wholly owned subsidiary of Navios Maritime Holdings Inc. (“Navios Holdings”), was also formed on that date to act as the general partner of Navios Partners and received a 2.0% general partner interest in Navios Partners.

Navios Partners is engaged in the seaborne transportation services of a wide range of dry cargo commodities including iron ore, coal, grain, fertilizer and also containers, chartering its vessels under medium to long-term charters. The operations of Navios Partners are managed by Navios ShipManagement Inc., a subsidiary of Navios Holdings (the “Manager”), from its offices in Piraeus, Greece, Singapore and Monaco.

Pursuant to the initial public offering (“IPO”) on November 16, 2007, Navios Partners entered into the following agreements:

(a) a management agreement with the Manager (the “Management Agreement”), pursuant to which the Manager provides Navios Partners commercial and technical management services;

(b) an administrative services agreement with the Manager (the “Administrative Services Agreement”), pursuant to which the Manager provides Navios Partners administrative services; and

(c) an omnibus agreement with Navios Holdings (the “Omnibus Agreement”), governing, among other things, when Navios Partners and Navios Holdings may compete against each other as well as rights of first offer on certain drybulk carriers.

As of June 30, 2015, there were outstanding: 83,079,710 common units and 1,695,509 general partnership units. As of June 30, 2015, Navios Holdings owned a 20.1% interest in Navios Partners, which included a 2.0% general partner interest.

NOTE 2 — BASIS OF PRESENTATION

The accompanying interim condensed consolidated financial statements are unaudited, but, in the opinion of management, reflect all adjustments for a fair statement of Navios Partners’ consolidated financial positions, statement of partner’s capital, statements of income and cash flows for the periods presented. The results of operations for the interim periods are not necessarily indicative of results for the full year. The footnotes are condensed as permitted by the requirements for interim financial statements and accordingly, do not include information and disclosures required under United States generally accepted accounting principles (“U.S. GAAP”) for complete financial statements. All such adjustments are deemed to be of a normal recurring nature. These interim financial statements should be read in conjunction with the Company’s consolidated financial statements and notes included in Navios Partners’ 2014 Annual Report filed on Form 20-F with the Securities and Exchange Commission (“SEC”).

Change in Accounting Principle

The Company historically presented deferred debt issuance costs, or fees related to directly issuing debt, as long-term assets on the consolidated balance sheets. During the first quarter of 2015, the Company adopted guidance codified in ASU 2015-03 Interest -Imputation of Interest (Subtopic 835-30), Simplifying the Presentation of Debt Issuance Costs. The guidance simplifies the presentation of debt issuance costs by requiring debt issuance costs to be presented as a deduction from the corresponding liability, consistent with debt discounts. The recognition and measurement guidance for debt issuance costs is not affected. Therefore, these costs will continue to be amortized as interest expense using the effective interest method pursuant to ASC 835-30-35-2 through 35-3. Upon adoption, the Company applied the new guidance retrospectively to all prior periods presented in the financial statements. The Company elected to early adopt the requirements of ASU 2015-03 effective beginning the first quarter ending March 31, 2015 and applied this guidance retrospectively to all prior periods presented in the Company’s financial statements.

The reclassification does not impact net income as previously reported or any prior amounts reported on the Statements of Income, or the Consolidated Statements of Cash Flows. The effect of the retrospective application of this change in accounting principle on the Company’s Consolidated Balance Sheets as of December 31, 2014 resulted in a reduction of Total non-current assets and Total assets in the amount of $7,305, with a corresponding decrease of $5,102 in Long-term debt, net and Total non-current liabilities and a decrease of $2,203 in Current portion of long-term debt net and Total current liabilities.

NAVIOS MARITIME PARTNERS L.P.

UNAUDITED CONDENSED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars except unit prices and amounts)

The accompanying consolidated financial statements include the following entities and chartered-in vessels:

		Country of	Statements of income
Company name	Vessel name	incorporation	2015	2014
Libra Shipping Enterprises Corporation	Navios Libra II	Marshall Is.	1/01 – 06/30	1/01 – 06/30
Alegria Shipping Corporation	Navios Alegria	Marshall Is.	1/01 – 06/30	1/01 – 06/30
Felicity Shipping Corporation	Navios Felicity	Marshall Is.	1/01 – 06/30	1/01 – 06/30
Gemini Shipping Corporation	Navios Gemini S	Marshall Is.	1/01 – 06/30	1/01 – 06/30
Galaxy Shipping Corporation	Navios Galaxy I	Marshall Is.	1/01 – 06/30	1/01 – 06/30
Aurora Shipping Enterprises Ltd.	Navios Hope	Marshall Is.	1/01 – 06/30	1/01 – 06/30
Palermo Shipping S.A.	Navios Apollon	Marshall Is.	1/01 – 06/30	1/01 – 06/30
Fantastiks Shipping Corporation	Navios Fantastiks	Marshall Is.	1/01 – 06/30	1/01 – 06/30
Sagittarius Shipping Corporation	Navios Sagittarius	Marshall Is.	1/01 – 06/30	1/01 – 06/30
Hyperion Enterprises Inc.	Navios Hyperion	Marshall Is.	1/01 – 06/30	1/01 – 06/30
Chilali Corp.	Navios Aurora II	Marshall Is.	1/01 – 06/30	1/01 – 06/30
Surf Maritime Co.	Navios Pollux	Marshall Is.	1/01 – 06/30	1/01 – 06/30
Pandora Marine Inc.	Navios Melodia	Marshall Is.	1/01 – 06/30	1/01 – 06/30
Customized Development S.A.	Navios Fulvia	Liberia	1/01 – 06/30	1/01 – 06/30
Kohylia Shipmanagement S.A.	Navios Luz	Marshall Is.	1/01 – 06/30	1/01 – 06/30
Orbiter Shipping Corp.	Navios Orbiter	Marshall Is.	1/01 – 06/30	1/01 – 06/30
Floral Marine Ltd.	Navios Buena Ventura	Marshall Is.	1/01 – 06/30	1/01 – 06/30
Golem Navigation Limited	Navios Soleil	Marshall Is.	1/01 – 06/30	1/01 – 06/30
Kymata Shipping Co.	Navios Helios	Marshall Is.	1/01 – 06/30	1/01 – 06/30
Joy Shipping Corporation	Navios Joy	Marshall Is.	1/01 – 06/30	1/01 – 06/30
Micaela Shipping Corporation	Navios Harmony	Marshall Is.	1/01 – 06/30	1/01 – 06/30
Pearl Shipping Corporation	Navios Sun	Marshall Is.	1/01 – 06/30	1/01 – 06/30
Velvet Shipping Corporation	Navios La Paix	Marshall Is.	1/01 – 06/30	1/01 – 06/30
Rubina Shipping Corporation	Hyundai Hongkong	Marshall Is.	1/01 – 06/30	1/01 – 06/30
Topaz Shipping Corporation	Hyundai Singapore	Marshall Is.	1/01 – 06/30	1/01 – 06/30
Beryl Shipping Corporation	Hyundai Tokyo	Marshall Is.	1/01 – 06/30	1/01 – 06/30
Cheryl Shipping Corporation	Hyundai Shanghai	Marshall Is.	1/01 – 06/30	1/01 – 06/30
Christal Shipping Corporation	Hyundai Busan	Marshall Is.	1/01 – 06/30	1/01 – 06/30
Fairy Shipping Corporation	YM Utmost	Marshall Is.	1/01 – 06/30	—
Limestone Shipping Corporation	YM Unity	Marshall Is.	1/01 – 06/30	—
Dune Shipping Corp.	MSC Cristina	Marshall Is.	4/22 –06/30	—
Citrine Shipping Corporation	—	Marshall Is.	—	—
Chartered-in vessels
Prosperity Shipping Corporation	Navios Prosperity	Marshall Is.	1/01 – 03/05	1/01 – 06/30
Aldebaran Shipping Corporation	Navios Aldebaran	Marshall Is.	1/01 – 02/28	1/01 – 06/30
Other
JTC Shipping and Trading Ltd (*)	Holding Company	Malta	1/01 – 06/30	1/01 – 06/30
Navios Maritime Partners L.P.	N/A	Marshall Is.	1/01 – 06/30	1/01 – 06/30
Navios Maritime Operating LLC	N/A	Marshall Is.	1/01 – 06/30	1/01 – 06/30
Navios Partners Finance (US) Inc.	Co-Borrower	Delaware	1/01 – 06/30	1/01 – 06/30
Navios Partners Europe Finance Inc.	Sub-Holding Company	Marshall Is.	1/01 – 06/30	1/01 – 06/30

(*)	Not a vessel-owning subsidiary and only holds right to a charter-in contract.

NAVIOS MARITIME PARTNERS L.P.

UNAUDITED CONDENSED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars except unit prices and amounts)

NOTE 3 — CASH AND CASH EQUIVALENTS

Cash and cash equivalents consist of the following:

	June 30, 2015	December 31, 2014
Cash on hand and at banks	$26,505	$79,103
Short-term deposits and highly liquid funds	336	20,392

Total cash and cash equivalents	$26,841	$99,495

Short-term deposits and highly liquid funds relate to amounts held in banks for general financing purposes. As of June 30, 2015, Navios Partners held money market funds of $336 with duration of less than three months. As of December 31, 2014, Navios Partners held time deposits of $19,000 and money market funds of $1,392 with duration of less than three months.

Cash deposits and cash equivalents in excess of amounts covered by government-provided insurance are exposed to loss in the event of non-performance by financial institutions. Navios Partners does maintain cash deposits and equivalents in excess of government-provided insurance limits. Navios Partners also reduces exposure to credit risk by dealing with a diversified group of major financial institution.

Restricted cash, at each of June 30, 2015 and December 31, 2014, included $22,201 and $954, respectively, which related to amounts held in retention accounts as required by certain of Navios Partners’ credit facilities.

NOTE 4 — VESSELS, NET

Vessels	Cost	Accumulated Depreciation	Net Book Value
Balance December 31, 2013	$1,194,603	$(168,450)	$1,026,153
Additions	163,745	(50,472)	113,273

Balance December 31, 2014	$1,358,348	$(218,922)	$1,139,426
Additions	147,840	(27,834)	120,006

Balance June 30, 2015	$1,506,188	$(246,756)	$1,259,432

On April 22, 2015, Navios Partners acquired from an unrelated third party the MSC Christina, a 2011 South Korean-built Container vessel of 13,100 TEU, for an acquisition cost of $147,840, of which $14,802 was transferred from vessel deposits. The acquisition was financed through existing cash and bank debt.

On October 28, 2014, Navios Partners acquired from an unrelated third party the YM Unity, a 2006-built Container vessel of 8,204 TEU, for an acquisition cost of $59,095.

On August 29, 2014, Navios Partners acquired from an unrelated third party the YM Utmost, a 2006-built Container vessel of 8,204 TEU, for an acquisition cost of $59,092.

On January 18, 2014, Navios Partners acquired from an unrelated third party the Navios Sun, a 2005-built Panamax vessel of 76,619 dwt, for an acquisition cost of $16,176, of which $1,583 was transferred from vessel deposits.

On January 7, 2014, Navios Partners acquired from an unrelated third party the Navios La Paix, a 2014-built Ultra-Handymax vessel of 61,485 dwt, for an acquisition cost of $28,478, of which $5,688 was transferred from vessel deposits.

NAVIOS MARITIME PARTNERS L.P.

UNAUDITED CONDENSED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars except unit prices and amounts)

NOTE 5 — INTANGIBLE ASSETS

Intangible assets and unfavorable leases terms as of June 30, 2015 and December 31, 2014 consisted of the following:

	Cost	Accumulated Amortization	Net Book Value
Favorable lease terms December 31, 2013	$248,528	$(129,123)	$119,405
Additions	—	(23,287)	(23,287)
Accelerated amortization	(89,541)	67,478	(22,063)

Favorable lease terms December 31, 2014	$158,987	$(84,932)	$74,055
Additions	—	(9,310)	(9,310)

Favorable lease terms June 30, 2015	$158,987	$(94,242)	$64,745

Amortization expense of favorable lease terms for the three and six month periods ended June 30, 2015 and 2014 is presented in the following table:

	Three Month Period Ended		Six Month Period Ended
	June 30, 2015	June 30, 2014	June 30, 2015	June 30, 2014
Favorable lease terms charter-out	$(4,655)	$(4,655)	$(9,310)	$(13,976)
Acceleration of favorable lease term	—	—	—	(22,063)

Total	$(4,655)	$(4,655)	$(9,310)	$(36,039)

The aggregate amortization of the intangibles for the 12-month periods ended June 30 is estimated to be as follows:

Year	Amount
2016	$14,125
2017	13,389
2018	13,389
2019	11,624
2020	7,859
2021 and thereafter	4,359

$64,745

During the six month period ended June 30, 2014, Navios Partners’ accelerated $22,010 of amortization of the Navios Pollux favorable lease intangible due to a change in its useful life following the termination of the credit default insurance policy (Refer to Note 15 “Other Income” for further details). The additional amount of $53 of accelerated amortization incurred through June 30, 2014, relates to the expiration of the intangible assets associated with two vessels of our fleet.

Intangible assets subject to amortization are amortized using straight line method over their estimated useful lives to their estimated residual value of zero. The weighted average useful lives are 8.7 years for favorable lease terms charter out.

NOTE 6 —  BORROWINGS

Borrowings as of June 30, 2015 and December 31, 2014 consisted of the following:

	June 30, 2015	December 31, 2014
Term Loan B facility	$411,292	$433,389
Credit facilities	206,570	153,349

Total borrowings	$617,862	$586,738
Less: Long-term unamortized discount	(2,963)	(3,459)
Less: Current portion of long-term debt, net	(20,882)	(16,435)
Less: Deferred financing costs, net	(6,398)	(7,305)

Long-term debt, net	$587,619	$559,539

NAVIOS MARITIME PARTNERS L.P.

UNAUDITED CONDENSED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars except unit prices and amounts)

In June 2013, Navios Partners completed the issuance of the $250,000 Term Loan B facility. The Term Loan B facility bears an interest rate of LIBOR plus 425 basis points (“bps”) and has a five-year term with 1.0% amortization profile and was issued at 98.0% (at a discount of $5,000). Navios Partners used the net proceeds of the Term Loan B facility to: (i) prepay $101,614 of the July 2012 Credit Facility; (ii) fully repay the outstanding balance of $41,225 of the August 2012 Credit Facility; (iii) deposit $98,179 to be held in escrow, to partially finance part of the acquisition of four new vessels, of which $47,000 was released in September 2013 for the acquisition of the Navios Joy and $17,750 was released in October 2013 for the acquisition of the Navios Harmony; and (iv) cover fees and expenses. The refinancing of the August 2012 Credit Facility was accounted for as a debt extinguishment in accordance with ASC470 Debt and the remaining unamortized balance of $707 was written-off from the deferred financing fees.

On November 1, 2013, Navios Partners completed the issuance of a $189,500 add-on to its existing Term Loan B facility. The add-on to the Term Loan B facility bears the same terms as Term Loan B facility and was issued at 100%. Navios Partners used the net proceeds to partially finance the acquisition of five Container vessels.

On March 30, 2015, Navios Partners prepaid $21,000 of the Term Loan B facility. The prepayment was fully applied to the next instalments and part of the balloon payment. Following this prepayment, an amount of $256 was written off from the deferred financing fees.

The Term Loan B facility is secured by first priority mortgages covering certain vessels owned by subsidiaries of Navios Partners, in addition to other collateral and is guaranteed by each subsidiary of Navios Partners. The Term Loan B Agreement requires maintenance of a loan to value ratio of 0.8 to 1.0, and other restrictive covenants customary for facilities of this type (subject to negotiated exceptions and baskets), including restrictions on indebtedness, liens, acquisitions and investments, restricted payments and dispositions. The Term Loan B Agreement also provides for customary events of default.

As of June 30, 2015, the outstanding balance of the Term Loan B facility including the add-on was $408,329, net of discount of $2,963, and it is repayable with a final payment of $411,292, in June 2018.

On September 22, 2014, Navios Partners entered into the September 2014 Credit Facility of up to $56,000 (divided into two tranches) with ABN AMRO Bank N.V. in order to finance a portion of the purchase price payable in connection with the acquisition of the YM Utmost and the YM Unity. Each tranche of the September 2014 Credit Facility was repayable in 20 equal quarterly installments of approximately $688, with a final balloon payment of $14,250 on the last repayment date. The maturity date of each tranche was five years after the drawdown date of such tranche. The tranches of the September 2014 Credit Facility bear interest at LIBOR plus 300 bps per annum. On March 30, 2015, Navios Partners prepaid $21,312 out of $53,938 outstanding on that date. Following this prepayment, an amount of $314 was written-off from the deferred financing fees. On April 8, 2015, Navios Partners entered into a supplemental agreement (the “First Supplemental Agreement”) to its September 2014 Credit Facility with ABN AMRO Bank N.V. following the release and discharge of Fairy Shipping Corporation and the YM Utmost from its obligations and liabilities under the September 2014 Credit Facility pursuant to a deed of release dated March 30, 2015. As of June 30, 2015, the outstanding balance of the loan was $31,557, and is repayable in 18 consecutive quarterly installments, the first 13 of which are $1,067 and the next five are $688, with a final balloon payment of $14,250 on the last repayment date.

On March 27, 2015, Navios Partners prepaid $2,346 of the July 2012 Credit facility and the prepayment was applied to 2015 installments. As of June 30, 2015, the outstanding balance of the July 2012 Credit facility was $95,194, and it is repayable in nine installments of $3,456 and one installment of $5,868, with a final balloon payment of $58,223.

On April 16, 2015, Navios Partners, through certain of its wholly-owned subsidiaries, entered into a term loan facility agreement of up to $164,000 (divided into two tranches) with HSH Nordbank AG (the “April 2015 Credit Facility”), in order to finance a portion of the purchase price payable in connection with the acquisition of the MSC Cristina and one more super-post-panamax 13,100 TEU container vessel. As of June 30, 2015, the outstanding balance of first tranche of the April 2015 Credit facility of $79,819 was drawn on April 20, 2015, is repayable in 28 equal consecutive quarterly installments of $1,478, with a final balloon payment of $38,431 on the last repayment date and the second tranche will be repayable in 28 equal consecutive quarterly installments of $1,500, with a final balloon payment of $41,000 on the last repayment date. The final maturity date is May 29, 2022. As of June 30, 2015, the undrawn amount of April 2015 Credit Facility was $83,000. The tranches of the April 2015 Credit Facility bear interest at LIBOR plus 275 bps per annum. The April 2015 Credit Facility also requires compliance with certain financial covenants. Among other events, it will be an event of default under this credit facility if the financial covenants are not complied with.

In May 2015, Navios Partners entered into a term loan facility with Navios Holdings of up to $60,000 (the “Navios Holdings Credit Facility”). The Navios Holdings Credit Facility has a margin of LIBOR plus 300 bps. The final maturity date is January 2, 2017. As of June 30, 2015, there was no outstanding amount under this facility and all $60,000 remained to be drawn.

As of June 30, 2015, the total amount available to be drawn from all Navios Partners’ credit facilities was $123,000.

NAVIOS MARITIME PARTNERS L.P.

UNAUDITED CONDENSED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars except unit prices and amounts)

As of June 30, 2015, the total borrowings, net under the Navios Partners’ credit facilities were $608,501.

Amounts drawn under the July 2012 Credit Facility are secured by first preferred mortgages on certain Navios Partners’ vessels and other collateral and are guaranteed by the respective vessel-owning subsidiary. Amounts drawn under the September 2014 Credit Facility are secured by first preferred mortgages on certain Navios Partners’ vessels and other collateral and are guaranteed by Navios Partners. Amounts drawn under the April 2015 Credit Facility are secured by first preferred mortgages on certain Navios Partners’ vessels and other collateral and are guaranteed by Navios Partners. The July 2012 Credit Facility, the September 2014 Credit Facility and April 2015 Credit Facility contain a number of restrictive covenants that prohibit or limit Navios Partners from, among other things: incurring or guaranteeing indebtedness; entering into affiliate transactions; charging, pledging or encumbering the vessels; changing the flag, class, management or ownership of Navios Partners’ vessels; changing the commercial and technical management of Navios Partners’ vessels; selling or changing the beneficial ownership or control of Navios Partners’ vessels; not maintaining Navios Holdings’ (or its affiliates) ownership in Navios Partners of at least 15.0%; and subordinating the obligations under the credit facilities to any general and administrative costs relating to the vessels, including the fixed daily fee payable under the management agreement.

The July 2012 Credit Facility, the September 2014 Credit Facility and April 2015 Credit Facility also require compliance with a number of financial covenants, including: (i) maintain a required security amount of over 140%; (ii) minimum free consolidated liquidity of at least the higher of $25,000 and the aggregate of interest and principal falling due during the previous six months; (iii) maintain a ratio of EBITDA to interest expense of at least 5.00 : 1.00; (iv) maintain a ratio of total liabilities to total assets (as defined in our credit facilities) of less than 0.65 : 1.00; and (v) maintain a minimum net worth to $250,000. It is an event of default under the loan facilities if such covenants are not complied with.

As of June 30, 2015, Navios Partners was in compliance with the financial covenants of all of its credit facilities.

The maturity table below reflects the gross principal payments due under its credit facilities for the 12-month periods ended June 30:

Year	Amount
2016	$24,004
2017	26,415
2018	75,316
2019	420,334
2020	21,537
2021 and thereafter	50,256

$617,862

NOTE 7 — FAIR VALUE OF FINANCIAL INSTRUMENTS

The carrying value amounts of many of Navios Partners’ financial instruments, including cash and cash equivalents, restricted cash, accounts receivable and accounts payable and amounts due to related parties approximate their fair value due primarily to the short-term maturity of the related instruments.

The following methods and assumptions were used to estimate the fair value of each class of financial instrument:

Cash and cash equivalents and restricted cash: The carrying amounts reported in the consolidated balance sheets for interest bearing deposits and money market funds approximate their fair value because of the short maturity of these investments.

Other long-term debt: The book value has been adjusted to reflect the net presentation of deferred financing costs. The outstanding balance of floating rate loans continues to approximate its fair value, excluding the effect of any deferred finance costs.

Term Loan B facility: The fair value of the Company’s debt is estimated based on currently available debt with similar contract terms, interest rate and remaining maturities, as well as taking into account our creditworthiness. The book value has been adjusted to reflect the net presentation of deferred finance costs.

NAVIOS MARITIME PARTNERS L.P.

UNAUDITED CONDENSED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars except unit prices and amounts)

The estimated fair values of the Navios Partners’ financial instruments are as follows:

	June 30, 2015		December 31, 2014
	Book Value	Fair Value	Book Value	Fair Value
Cash and cash equivalents	$26,841	$26,841	$99,495	$99,495
Restricted cash	$22,201	$22,201	$954	$954
Loans receivable from affiliates	$1,096	$1,096	$750	$750
Amounts due to related parties	$(15,643)	$(15,643)	$(1,880)	$(1,880)
Term Loan B facility, net	$(403,697)	$(416,947)	$(424,252)	$(431,764)
Other long-term debt, net	$(204,804)	$(206,570)	$(151,722)	$(153,349)

Fair Value Measurements

The estimated fair value of our financial instruments that are not measured at fair value on a recurring basis, categorized based upon the fair value hierarchy, are as follows:

Level I: Inputs are unadjusted, quoted prices for identical assets or liabilities in active markets that we have the ability to access. Valuation of these items does not entail a significant amount of judgment.

Level II: Inputs other than quoted prices included in Level I that are observable for the asset or liability through corroboration with market data at the measurement date.

Level III: Inputs that are unobservable. The Company did not use any Level 3 inputs as of June 30, 2015 and December 31, 2014.

	Fair Value Measurements at June 30, 2015
	Total	Level I	Level II	Level III
Cash and cash equivalents	$26,841	$26,841	$—	$—
Restricted cash	$22,201	$22,201	$—	$—
Loans receivable from affiliates	$1,096	$—	$1,096	$—
Term Loan B facility, net (1)	$(416,947)	$—	$(416,947)	$—
Other long-term debt, net(1)	$(206,570)	$—	$(206,570)	$—

	Fair Value Measurements at December 31, 2014
	Total	Level I	Level II	Level III
Cash and cash equivalents	$99,495	$99,495	$—	$—
Restricted cash	$954	$954	$—	$—
Loans receivable from affiliates	$750	$—	$750	$—
Term Loan B facility, net (1)	$(431,764)	$—	$(431,764)	$—
Other long-term debt, net(1)	$(153,349)	$—	$(153,349)	$—

(1)	The fair value of the Company’s debt is estimated based currently available debt with similar contract terms, interest rate and remaining maturities as well as taking into account our creditworthiness.

NAVIOS MARITIME PARTNERS L.P.

UNAUDITED CONDENSED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars except unit prices and amounts)

NOTE 8 — ISSUANCE OF UNITS

On February 11, 2015, Navios Partners completed its public offering of 4,000,000 common units at $13.09 per unit and raised gross proceeds of approximately $52,360 to fund its fleet expansion. The net proceeds of this offering, including the underwriting discount and excluding offering costs of $216 were approximately $50,120. Pursuant to this offering, Navios Partners issued 81,633 general partnership units to its general partner. The net proceeds from the issuance of the general partnership units were $1,069. On the same date, Navios Partners completed the exercise of the option previously granted to the underwriters in connection with the offering and issued 600,000 additional common units at the public offering price less the underwriting discount. As a result of the exercise of the option, Navios Partners raised additional gross proceeds of $7,854 and net proceeds, including the underwriting discount, of approximately $7,518 and issued 12,245 additional general partnership units to its general partner. The net proceeds from the issuance of the general partnership units were $160. In addition, Navios Partners completed a private placement of 1,120,547 common units and 22,868 general partner units at $13.09 per unit to Navios Holdings, raising additional gross proceeds of $14,967. Following the public offering and the private placement, Navios Holdings currently owns a 20.1% interest in Navios Partners, which includes the 2.0% interest through Navios Partners’ general partner which Navios Holdings owns and controls.

On February 14, 2014, Navios Partners completed its public offering of 5,500,000 common units at $17.30 per unit and raised gross proceeds of approximately $95,150 to fund its fleet expansion. The net proceeds of this offering, including the underwriting discount and excluding offering costs of $306 were approximately $91,135. Pursuant to this offering, Navios Partners issued 112,245 general partnership units to its general partner. The net proceeds from the issuance of the general partnership units were $1,942. On February 18, 2014, Navios Partners completed the exercise of the option previously granted to the underwriters in connection with the offering and issued 825,000 additional common units at the public offering price less the underwriting discount. As a result of the exercise of the option, Navios Partners raised additional gross proceeds of $14,273 and net proceeds, including the underwriting discount, of approximately $13,670 and issued 16,837 additional general partnership units to its general partner. The net proceeds from the issuance of the general partnership units were $291.

NOTE 9 — SEGMENT INFORMATION

Navios Partners reports financial information and evaluates its operations by charter revenues. Navios Partners does not use discrete financial information to evaluate operating results for each type of charter or by sector. As a result, management reviews operating results solely by revenue per day and operating results of the fleet and thus Navios Partners has determined that it operates under one reportable segment.

The following table sets out operating revenue by geographic region for Navios Partners’ reportable segment. Revenue is allocated on the basis of the geographic region in which the customer is located. Drybulk and container vessels operate worldwide. Revenues from specific geographic region which contribute over 10% of total revenue are disclosed separately.

Revenue by Geographic Region

Vessels operate on a worldwide basis and are not restricted to specific locations. Accordingly, it is not possible to allocate the assets of these operations to specific countries.

	Three Month Period ended June 30, 2015	Three Month Period ended June 30, 2014	Six Month Period ended June 30, 2015	Six Month Period ended June 30, 2014
Asia	$36,318	$29,709	$74,502	$61,699
Europe	15,180	15,699	27,995	33,241
North America	2,426	5,952	5,665	10,340
Australia	2,549	3,818	5,097	7,396

Total	$56,473	$55,178	$113,259	$112,676

NOTE 10 — INCOME TAXES

Marshall Islands, Malta and Liberia do not impose a tax on international shipping income. Under the laws of Marshall Islands, Malta and Liberia, the countries of the vessel-owning subsidiaries’ incorporation and vessels’ registration, the vessel-owning subsidiaries are subject to registration and tonnage taxes which have been included in vessel operating expenses in the accompanying consolidated statements of income.

NAVIOS MARITIME PARTNERS L.P.

UNAUDITED CONDENSED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars except unit prices and amounts)

In accordance with the currently applicable Greek law, foreign flagged vessels that are managed by Greek or foreign ship management companies having established an office in Greece are subject to duties towards the Greek state which are calculated on the basis of the relevant vessel’s tonnage. The payment of said duties exhausts the tax liability of the foreign ship owning company and the relevant manager against any tax, duty, charge or contribution payable on income from the exploitation of the foreign flagged vessel.

Pursuant to Section 883 of the Internal Revenue Code of the United States, U.S. source income from the international operation of ships is generally exempt from U.S. income tax if the company operating the ships meets certain incorporation and ownership requirements. Among other things, in order to qualify for this exemption, the company operating the ships must be incorporated in a country which grants an equivalent exemption from income taxes to U.S. corporations. All the vessel-owning subsidiaries satisfy these initial criteria. In addition, these companies must meet an ownership test. The management of Navios Partners believes that this ownership test was satisfied prior to the IPO by virtue of a special rule applicable to situations where the ship operating companies are beneficially owned by a publicly traded company. Although not free from doubt, management also believes that the ownership test will be satisfied based on the trading volume and ownership of Navios Partners’ units, but no assurance can be given that this will remain so in the future.

NOTE 11 — COMMITMENTS AND CONTINGENCIES

Navios Partners is involved in various disputes and arbitration proceedings arising in the ordinary course of business. Provisions have been recognized in the financial statements for all such proceedings where Navios Partners believes that a liability may be probable, and for which the amounts are reasonably estimable, based upon facts known at the date the financial statements were prepared. Management believes, the ultimate disposition of these matters will be immaterial individually and in the aggregate to Navios Partners’ financial position, results of operations or liquidity.

In January 2011, Korea Line Corporation (“KLC”) which is the charterer of the Navios Melodia filed for receivership. The charter contract was affirmed and will be performed by KLC on its original terms, following an interim suspension period until April 2016 during which Navios Partners trades the vessel directly.

As of June 30, 2015, Navios Partners did not have any further commitments.

NOTE 12 — TRANSACTIONS WITH RELATED PARTIES AND AFFILIATES

The Navios Holdings Credit facility: In May 2015, Navios Partners entered into the Navios Holdings Credit Facility of up to $60,000. The Navios Holdings Credit Facility has a margin of LIBOR plus 300 bps. The final maturity date is January 2, 2017. As of June 30, 2015, there was no outstanding amount under this facility and all $60,000 remained to be drawn.

Management fees: Pursuant to the amended Management Agreement, in each of October 2013, August 2014 and February 2015, the Manager, a wholly owned subsidiary of Navios Holdings, provides commercial and technical management services to Navios Partners’ vessels for a daily fee of: (a) $4.00 daily rate per Ultra-Handymax vessel; (b) $4.10 daily rate per Panamax vessel; (c) $5.10 daily rate per Capesize vessel; (d) $6.50 daily rate per Container vessel of TEU 6,800; (e) $7.20 daily rate per Container vessel of TEU 8,000; and (f) $8.50 daily rate per very large Container vessel of more than TEU 13,000 through December 31, 2015. Drydocking expenses under this agreement are reimbursed by Navios Partners at cost at occurrence. Total drydocking expenses reimbursed during the three and six months ended June 30, 2015 were $757 and $1,294, respectively. Total drydocking expenses reimbursed during the three and six months ended June 30, 2014 were $146.

Total management fees for the three and six months ended June 30, 2015 amounted to $14,141 and $27,542, respectively. Total management fees for the three and six months ended June 30, 2014 amounted to $12,239 and $24,244, respectively.

General and administrative expenses: Pursuant to the Administrative Services Agreement, the Manager also provides administrative services to Navios Partners, which include bookkeeping, audit and accounting services, legal and insurance services, administrative and clerical services, banking and financial services, advisory services, client and investor relations and other. The Manager is reimbursed for reasonable costs and expenses incurred in connection with the provision of these services. Navios Partners extended the duration of its existing Administrative Services Agreement with the Manager pursuant to the same terms, until December 31, 2017.

Total general and administrative expenses charged by Navios Holdings for the three and six month periods ended June 30, 2015 amounted to $1,505 and $3,105, respectively. Total general and administrative expenses charged by Navios Holdings for the three and six month periods ended June 30, 2014 amounted to $1,500 and $2,986, respectively.

NAVIOS MARITIME PARTNERS L.P.

UNAUDITED CONDENSED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars except unit prices and amounts)

Balance due to related parties: Included in the current liabilities as of June 30, 2015 was an amount of $15,643, which represented the current account payable to Navios Holdings and its subsidiaries. The balance mainly consisted of payables for drydock and special survey expenses of $10,551, management and administrative fees outstanding of $6,277 mitigated by other receivables of $1,185. Amounts due to related parties as of December 31, 2014 was $1,880 mainly consisted of other payables for drydock and special survey expenses of $2,155 mitigated by other receivables of $275.

Vessel Chartering: In February 2012, Navios Partners entered into a charter with a subsidiary of Navios Holdings for the Navios Apollon, a 2000-built Ultra-Handymax vessel. The term of this charter was approximately two years, at a net daily rate of $12.50 for the first year and $13.50 for the second year, plus 50/50 profit sharing based on actual earnings. In January 2014, this charter was extended for approximately six months at a net daily rate of $13.50 plus 50/50 profit sharing based on actual earnings and in October 2014, this charter was further extended for approximately one year at a net daily rate of $12.50 plus 50/50 profit sharing based on actual earnings. In April 2015, this charter was further extended for approximately one year at a net daily rate of $12.50 plus 50/50 profit sharing based on actual earnings at the end of the period. Any adjustment by the charterers for hire expense/loss will be settled accordingly at the end of the charter period. For this charter, for the three and six months ended June 30, 2015, the total revenue of Navios Partners from Navios Holdings amounted to $859 and $1,980, respectively. For this charter, for the three and six months ended June 30, 2014, the total revenue of Navios Partners from Navios Holdings amounted to $1,248 and $2,396, respectively.

In May 2012, Navios Partners entered into a charter with a subsidiary of Navios Holdings for the Navios Prosperity, a 2007-built Panamax vessel. The term of this charter was approximately one year with two six-month extension options granted to Navios Holdings, at a net daily rate of $12.00 plus profit sharing. In April 2014, this charter was extended for approximately one year and the owners will receive 100% of the first $1.50 in profits above the base rate, and thereafter all profits will be split 50/50 to each party. On February 11, 2015, Navios Partners and Navios Holdings entered into a novation agreement whereby the rights to the time charter contract of Navios Prosperity were transferred to Navios Holdings on March 5, 2015. For this charter, for the three and six months ended June 30, 2015, the total revenue of Navios Partners from Navios Holdings amounted to $0 and $771, respectively. For this charter, for the three and six months ended June 30, 2014, the total revenue of Navios Partners from Navios Holdings amounted to $1,100 and $2,367, respectively.

In September 2012, Navios Partners entered into a charter with a subsidiary of Navios Holdings for the Navios Libra, a 1995-built Panamax vessel. The term of this charter is approximately three years commencing in October 2012, at a net daily rate of $12.00 plus 50/50 profit sharing based on actual earnings. In April 2015, this charter was further extended for approximately one year at a net daily rate of $12.00 plus 50/50 profit sharing based on actual earnings at the end of the period. Any adjustment by the charterers for hire expense/loss will be settled accordingly at the end of the charter period. For this charter, for the three and six months ended June 30, 2015, the total revenue of Navios Partners from Navios Holdings amounted to $1,089 and $2,163, respectively. For this charter, for the three and six months ended June 30, 2014, the total revenue of Navios Partners from Navios Holdings amounted to $1,105 and $2,122, respectively.

In May 2013, Navios Partners entered into a charter with a subsidiary of Navios Holdings for the Navios Felicity, a 1997-built Panamax vessel. The term of this charter was approximately one year with two six-month extension options, at a net daily rate of $12.00 plus profit sharing. The owners will receive 100% of the first $1.50 in profits above the base rate, and thereafter all profits will be split 50/50 to each party. In February 2014, Navios Holdings exercised its first option to extend this charter, and in August 2014, Navios Holdings exercised its second option. In April 2015, this charter was further extended for approximately one year at a net daily rate of $12.00 plus 50/50 profit sharing based on actual earnings at the end of the period. Any adjustment by the charterers for hire expense/loss will be settled accordingly at the end of the charter period. For this charter, for the three and six months ended June 30, 2015, the total revenue of Navios Partners from Navios Holdings amounted to $740 and $1,810, respectively. For this charter, for the three and six months ended June 30, 2014, the total revenue of Navios Partners from Navios Holdings amounted to $1,100 and $2,188, respectively.

In May 2013, Navios Partners entered into a charter with a subsidiary of Navios Holdings for the Navios Aldebaran, a 2008-built Panamax vessel. The term of this charter was approximately six months commencing in June 2013, at a net daily rate of $11.00 plus profit sharing, with a six-month extension option. In December 2013, Navios Holdings exercised its option to extend this charter, at a net daily rate of $11.00 plus profit sharing. The owners will receive 100% of the first $2.50 in profits above the base rate, and thereafter all profits will be split 50/50 to each party. In July 2014, the Company further extended this charter for approximately six to nine months. On February 11, 2015, Navios Partners and Navios Holdings entered into a novation agreement whereby the rights to the time charter contract of Navios Aldebaran were transferred to Navios Holdings on February 28, 2015. For this charter, for the three and six months ended June 30, 2015, the total revenue of Navios Partners from Navios Holdings amounted to $0 and $640, respectively. For this charter, for the three and six months ended June 30, 2014, the total revenue of Navios Partners from Navios Holdings amounted to $1,009 and $2,007, respectively.

In July 2013, Navios Partners entered into a charter with a subsidiary of Navios Holdings for the Navios Hope, a 2005-built Panamax vessel. The term of this charter was approximately one year, at a net daily rate of $10.00. In December 2013, Navios Holdings extended this charter for approximately six months at a net daily rate of $10.00 plus 50/50 profit sharing based on actual earnings. For this charter, for the three and six months ended June 30, 2015, the total revenue of Navios Partners from Navios Holdings amounted to $915 and $1,641, respectively. In January 2015, this charter was further extended for approximately one year at a net daily rate of $10.00 plus 50/50 profit sharing based on actual earnings at the end of the period. Any adjustment by the charterers for hire expense/loss will be settled accordingly at the end of the charter period. For this charter, for the three and six months ended June 30, 2014, the total revenue of Navios Partners from Navios Holdings amounted to $844 and $1,452, respectively.

NAVIOS MARITIME PARTNERS L.P.

UNAUDITED CONDENSED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars except unit prices and amounts)

In February 2015, Navios Partners entered into a charter with a subsidiary of Navios Holdings for the Navios Pollux, a 2009-built Capesize vessel. The term of this charter is approximately for twelve months at a daily rate of $11.40 net per day plus 50/50 profit sharing based on actual earnings at the end of the period. Any adjustment by the charterers for hire expense/loss will be settled accordingly at the end of the charter period. For the three and six months ended June 30, 2015, the total revenue of Navios Partners from the subsidiary of Navios Holdings amounted to $598 and $1,521, respectively.

In March 2015, Navios Partners entered into a charter with a subsidiary of Navios Holdings for the Navios Gemini, a 1994-built Panamax vessel. The term of this charter is approximately nine months that commenced in March 2015, at a net daily rate of $7.60 plus 50/50 profit sharing based on actual earnings at the end of the period. Any adjustment by the charterers for hire expense/loss will be settled accordingly at the end of the charter period. For this charter, for the three and six months ended June 30, 2015, the total revenue of Navios Partners from Navios Holdings amounted to $695 and $780, respectively.

In April 2015, Navios Partners entered into a charter with a subsidiary of Navios Holdings for the Navios Hyperion, a 2004-built Panamax vessel. The term of this charter is approximately ten months that commenced in April 2015, at a net daily rate of $12.00 plus 50/50 profit sharing based on actual earnings at the end of the period. Any adjustment by the charterers for hire expense/loss will be settled accordingly at the end of the charter period. For this charter, for the three and six months ended June 30, 2015, the total revenue of Navios Partners from Navios Holdings amounted to $751.

In April 2015, Navios Partners entered into a charter with a subsidiary of Navios Holdings for the Navios Soleil, a 2009-built Ultra-Handymax vessel. The term of this charter is approximately ten months that commenced in May 2015, at a net daily rate of $12.00 plus 50/50 profit sharing based on actual earnings at the end of the period. Any adjustment by the charterers for hire expense/loss will be settled accordingly at the end of the charter period. For this charter, for the three and six months ended June 30, 2015, the total revenue of Navios Partners from Navios Holdings amounted to $682.

In April 2015, Navios Partners entered into a charter with a subsidiary of Navios Holdings for the Navios Harmony, a 2006-built Panamax vessel. The term of this charter is approximately twelve months that commenced in May 2015, at a net daily rate of $12.00 plus 50/50 profit sharing based on actual earnings at the end of the period. Any adjustment by the charterers for hire expense/loss will be settled accordingly at the end of the charter period. For this charter, for the three and six months ended June 30, 2015, the total revenue of Navios Partners from Navios Holdings amounted to $688.

In April 2015, Navios Partners entered into a charter with a subsidiary of Navios Holdings for the Navios Orbiter, a 2004-built Panamax vessel. The term of this charter is approximately twelve months that commenced in June 2015, at a net daily rate of $12.00 plus 50/50 profit sharing based on actual earnings at the end of the period. Any adjustment by the charterers for hire expense/loss will be settled accordingly at the end of the charter period. For this charter, for the three and six months ended June 30, 2015, the total revenue of Navios Partners from Navios Holdings amounted to $354.

In April 2015, Navios Partners entered into a charter with a subsidiary of Navios Holdings for the Navios Fantastiks, a 2005-built Capesize vessel. The term of this charter is approximately ten months that commenced in June 2015, at a net daily rate of $12.50 plus 50/50 profit sharing based on actual earnings at the end of the period. Any adjustment by the charterers for hire expense/loss will be settled accordingly at the end of the charter period. For this charter, for the three and six months ended June 30, 2015, the total revenue of Navios Partners from Navios Holdings amounted to $343.

In April 2015, Navios Partners entered into a charter with a subsidiary of Navios Holdings for the Navios Alegria, a 2004-built Panamax vessel. The term of this charter is approximately twelve months that commenced in June 2015, at a net daily rate of $12.00 plus 50/50 profit sharing based on actual earnings at the end of the period. Any adjustment by the charterers for hire expense/loss will be settled accordingly at the end of the charter period. For this charter, for the three and six months ended June 30, 2015, the total revenue of Navios Partners from Navios Holdings amounted to $9.

Share Purchase Agreements: On February 4, 2015, Navios Partners entered into a share purchase agreement with Navios Holdings pursuant to which Navios Holdings made an investment in the Company by purchasing common units, and general partnership interests (See Note 8—Issuance of Units).

Registration Rights Agreement: On February 4, 2015, in connection with the share purchase agreement as discussed above, Navios Partners entered into a registration rights agreement with Navios Holdings pursuant to which Navios Partners provide Navios Holdings with certain rights relating to the registration of the common units.

NAVIOS MARITIME PARTNERS L.P.

UNAUDITED CONDENSED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars except unit prices and amounts)

Revolving Loans to Navios Europe I: Navios Holdings, Navios Maritime Acquisition Corporation (“Navios Acquisition”) and Navios Partners will make available to Navios Europe Inc. (“Navios Europe I”) (in each case, in proportion to their ownership interests in Navios Europe I) revolving loans up to $24,100 to fund working capital requirements (collectively, the “Navios Revolving Loans I”). See Note 13 for the Investment in Navios Europe I and respective ownership interests.

The Navios Revolving Loans I earn a 12.7% preferred distribution and are repaid from Free Cash Flow (as defined in the loan agreement) to the fullest extent possible at the end of each quarter. There are no covenant requirements or stated maturity dates.

As of June 30, 2015, Navios Partners’ portion of the outstanding amount relating to portion of the investment in Navios Europe I (5.0% of the $10,000) was $500, under the caption “Investment in affiliates” and the outstanding amount relating to the Navios Revolving Loans I capital is $750, under the caption “Loans receivable from affiliates.” As of June 30, 2015 and December 31, 2014, the amounts undrawn from the Navios Revolving Loans I was $9,100, of which Navios Partners was committed to fund $455.

Revolving Loans to Navios Europe II: Navios Holdings, Navios Acquisition and Navios Partners will make available to Navios Europe (II) Inc. (“Navios Europe II”) (in each case, in proportion to their ownership interests in Navios Europe II) revolving loans up to $38,500 to fund working capital requirements (collectively, the “Navios Revolving Loans II”). See Note 13 for the Investment in Navios Europe II and respective ownership interests.

The Navios Revolving Loans II earn an 18.0% preferred distribution and are repaid from Free Cash Flow (as defined in the loan agreement) to the fullest extent possible at the end of each quarter. There are no covenant requirements or stated maturity dates.

As of June 30, 2015, Navios Partners’ portion of the outstanding amount relating to portion of the investment in Navios Europe II (5.0% of the $9,000) was $450, under the caption “Investment in affiliates” and the outstanding amount relating to the Navios Revolving Loans II capital is $346, under the caption “Loans receivable from affiliates.” As of June 30, 2015, the amount undrawn from the Navios Revolving Loans II was $29,500, of which Navios Partners was committed to fund $1,475.

Others: Navios Partners has entered into an omnibus agreement with Navios Holdings (the “Partners Omnibus Agreement”) in connection with the closing of Navios Partners’ IPO governing, among other things, when Navios Holdings and Navios Partners may compete against each other as well as rights of first offer on certain drybulk carriers. Pursuant to the Partners Omnibus Agreement, Navios Partners generally agreed not to acquire or own Panamax or Capesize drybulk carriers under time charters of three or more years without the consent of an independent committee of Navios Partners. In addition, Navios Holdings has agreed to offer to Navios Partners the opportunity to purchase vessels from Navios Holdings when such vessels are fixed under time charters of three or more years.

Navios Partners entered into an omnibus agreement with Navios Acquisition and Navios Holdings (the “Acquisition Omnibus Agreement”) in connection with the closing of Navios Acquisition’s initial vessel acquisition, pursuant to which, among other things, Navios Holdings and Navios Partners agreed not to acquire, charter-in or own liquid shipment vessels, except for container vessels and vessels that are primarily employed in operations in South America, without the consent of an independent committee of Navios Acquisition. In addition, Navios Acquisition, under the Acquisition Omnibus Agreement, agreed to cause its subsidiaries not to acquire, own, operate or charter drybulk carriers subject to specific exceptions. Under the Acquisition Omnibus Agreement, Navios Acquisition and its subsidiaries granted to Navios Holdings and Navios Partners, a right of first offer on any proposed sale, transfer or other disposition of any of its drybulk carriers and related charters owned or acquired by Navios Acquisition. Likewise, Navios Holdings and Navios Partners agreed to grant a similar right of first offer to Navios Acquisition for any liquid shipment vessels it might own. These rights of first offer will not apply to a (i) sale, transfer or other disposition of vessels between any affiliated subsidiaries, or pursuant to the terms of any charter or other agreement with a counterparty, or (ii) merger with or into, or sale of substantially all of the assets to, an unaffiliated third party.

In connection with the Navios Maritime Midstream Partners L.P (“Navios Midstream”) initial public offering and effective November 18, 2014, Navios Partners entered into an omnibus agreement with Navios Midstream, Navios Acquisition and Navios Holdings pursuant to which Navios Acquisition, Navios Holdings and Navios Partners have agreed not to acquire or own any VLCCs, crude oil tankers, refined petroleum product tankers, LPG tankers or chemical tankers under time charters of five or more years and also providing rights of first offer on certain tanker vessels.

As of June 30, 2015, Navios Holdings held a total of 15,344,310 common units, representing a 18.1% common unit interest in Navios Partners and general partner interest of 2.0%.

NAVIOS MARITIME PARTNERS L.P.

UNAUDITED CONDENSED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars except unit prices and amounts)

NOTE 13 — INVESTMENT IN NAVIOS EUROPE I AND NAVIOS EUROPE II

Navios Europe I: On October 9, 2013, Navios Holdings, Navios Acquisition and Navios Partners established Navios Europe I and have ownership interests of 47.5%, 47.5% and 5.0%, respectively. On December 18, 2013, Navios Europe I acquired ten vessels for aggregate consideration consisting of: (i) cash consideration of $127,753 (which was funded with the proceeds of a $117,753 senior loan facilities (the “Senior Loans I”) and loans aggregating $10,000 from Navios Holdings, Navios Acquisition and Navios Partners (in each case, in proportion to their ownership interests in Navios Europe I) (collectively, the “Navios Term Loans I”) and (ii) the assumption of a junior participating loan facility (the “Junior Loan I”) with a face amount of $173,367 and fair value of $71,929 as of December 31, 2013. In addition to the Navios Term Loans I, Navios Holdings, Navios Acquisition and Navios Partners will also make available to Navios Europe I (in each case, in proportion to their ownership interests in Navios Europe I) revolving loans up to $24,100 to fund working capital requirements (collectively, the “Navios Revolving Loans I”).

On an ongoing basis, Navios Europe I is required to distribute cash flows (after payment of operating expenses, amounts due pursuant to the terms of the Senior Loans I and repayments of the Navios Revolving Loans I) according to a defined waterfall calculation. Navios Partners evaluated its investment in Navios Europe I under ASC 810 and concluded that Navios Europe I is a variable interest entity (“VIE”) and that they are not the party most closely associated with Navios Europe I and, accordingly, is not the primary beneficiary of Navios Europe I. Navios Partners further evaluated its investment in the common stock of Navios Europe I under ASC 323 and concluded that it has the ability to exercise significant influence over the operating and financial policies of Navios Europe I and, therefore, its investment in Navios Europe I is accounted for under the equity method.

As of June 30, 2015, the estimated maximum potential loss by Navios Partners in Navios Europe I would have been $1,293, which represents the Company’s carrying value of the investment of $543 plus the Company’s balance of the Navios Revolving Loans I of $750 and does not include the undrawn portion of the Navios Revolving Loans I.

As of June 30, 2015, the Navios Partners’ portion of the Navios Revolving Loan I outstanding was $750. Investment income of $22 was recognized in the statement of income under the caption of “Other income” for the six months ended June 30, 2015. Investment income of $5 was recognized in the statement of income under the caption of “Other income” for the six months ended June 30, 2014.

Navios Europe II: On February 18, 2015, Navios Holdings, Navios Acquisition and Navios Partners established Navios Europe II and have ownership interests of 47.5%, 47.5% and 5.0%, respectively. From June 8, 2015 through June 30, 2015, Navios Europe II acquired nine vessels for aggregate consideration consisting of: (i) cash consideration of $96,000 (which was funded with the proceeds of a $87,000 senior loan facilities (the “Senior Loans II”) and loans aggregating $9,000 from Navios Holdings, Navios Acquisition and Navios Partners (in each case, in proportion to their ownership interests in Navios Europe II) (collectively, the “Navios Term Loans II”) and (ii) the assumption of a junior participating loan facility (the “Junior Loan II”) with a face amount of $182,450 as of June 30, 2015. In addition to the Navios Term Loans II, Navios Holdings, Navios Acquisition and Navios Partners will also make available to Navios Europe II (in each case, in proportion to their ownership interests in Navios Europe II) revolving loans up to $38,500 to fund working capital requirements (collectively, the “Navios Revolving Loans II”).

On an ongoing basis, Navios Europe II is required to distribute cash flows (after payment of operating expenses, amounts due pursuant to the terms of the Senior Loans and repayments of the Navios Revolving Loans II) according to a defined waterfall calculation. Navios Partners evaluated its investment in Navios Europe II under ASC 810 and concluded that Navios Europe II is a variable interest entity (“VIE”) and that it is not the party most closely associated with Navios Europe II and, accordingly, is not the primary beneficiary of Navios Europe II. Navios Partners further evaluated its investment in the common stock of Navios Europe II under ASC 323 and concluded that it has the ability to exercise significant influence over the operating and financial policies of Navios Europe II and, therefore, its investment in Navios Europe II is accounted for under the equity method.

As of June 30, 2015, the estimated maximum potential loss by Navios Partners in Navios Europe II would have been $796, which represents the Company’s carrying value of the investment of $450 plus the Company’s balance of the Navios Revolving Loans II of $346 and does not include the undrawn portion of the Navios Revolving Loans II.

As of June 30, 2015, the Navios Partners’ portion of the Navios Revolving Loan II outstanding was $346. For the six month period ended June 30, 2015, Navios Europe II had minimal operations and therefore, the Company did not record any equity method investee income/(loss).

NAVIOS MARITIME PARTNERS L.P.

UNAUDITED CONDENSED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars except unit prices and amounts)

NOTE 14 — CASH DISTRIBUTIONS AND EARNINGS PER UNIT

The partnership agreement of Navios Partners requires that all available cash is distributed quarterly, after deducting expenses, including estimated maintenance and replacement capital expenditures and reserves. Distributions may be restricted by, among other things, the provisions of existing and future indebtedness, applicable partnership and limited liability company laws and other laws and regulations. The amount of the minimum quarterly distribution is $0.35 per unit or $1.40 per unit per year and is made in the following manner:

•	First, 98% to all unitholders;

Thereafter there is incentive distribution rights held by the General Partner, which are analyzed as follows:

		Marginal Percentage Interest in Distributions
	Total Quarterly Distribution Target Amount	Common Unitholders	General Partner
Minimum Quarterly Distribution	$0.35	98%	2%
First Target Distribution	up to $0.4025	98%	2%
Second Target Distribution	above $0.4025 up to $0.4375	85%	15%
Third Target Distribution	above $0.4375 up to $0.525	75%	25%
Thereafter	above $0.525	50%	50%

On January 26, 2015, the Board of Directors of Navios Partners authorized its quarterly cash distribution for the three month period ended December 31, 2014 of $0.4425 per unit. The distribution was paid on February 13, 2015 to all holders of record of common and general partner units on February 11, 2015, which included the unitholders participating in the February 2015 offering (See Note 8 - Issuance of units). The aggregate amount of the declared distribution was $38,097.

On April 28, 2015, the Board of Directors of Navios Partners authorized its quarterly cash distribution for the three month period ended March 31, 2015 of $0.4425 per unit. The distribution was paid on May 14, 2015 to all holders of record of common and general partner units on May 13, 2015. The aggregate amount of the declared distribution was $38,097.

Navios Partners calculates earnings per unit by allocating reported net income for each period to each class of units based on the distribution waterfall for available cash specified in Navios Partners’ partnership agreement, net of the unallocated earnings (or losses). Basic earnings net income per unit is determined by dividing net income by the weighted average number of units outstanding during the period. Diluted earnings per unit is calculated in the same manner as net income per unit, except that the weighted average number of outstanding units increased to include the dilutive effect of outstanding unit options or phantom units. Net loss per unit undistributed is determined by taking the distributions in excess of net income and allocating between common units and general partner units on a 98%-2% basis. There were no options or phantom units outstanding during the six months ended June 30, 2015 and 2014.

The calculations of the basic and diluted earnings per unit are presented below.

	Three Month Period Ended		Six Month Period Ended
	June 30, 2015	June 30, 2014	June 30, 2015	June 30, 2014
Net income	$11,355	$29,985	$22,234	$48,346
Earnings attributable to:
Common unit holders	10,555	28,852	20,644	46,313
Weighted average units outstanding (basic and diluted)
Common unit holders	83,079,710	77,359,163	81,783,895	75,803,362
Earnings per unit (basic and diluted):
Common unit holders	$0.13	$0.37	$0.25	$0.61
Earnings per unit — distributed (basic and diluted):
Common unit holders	$0.44	$0.44	$0.90	$0.90
Loss per unit — undistributed (basic and diluted):

Common unit holders	$(0.31)	$(0.07)	$(0.65)	$(0.29)

NAVIOS MARITIME PARTNERS L.P.

UNAUDITED CONDENSED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars except unit prices and amounts)

NOTE 15 — OTHER INCOME

As of March 25, 2014, the Company terminated the amended credit default insurance policy. In connection with the termination, Navios Partners received compensation of $30,956 (which was received in April 2014). From the total compensation, $1,170 was recorded immediately in the statement of income within the caption of “Revenue”, which represents reimbursements for insurance claims submitted for the period prior to the date of the termination and the remaining amount of $29,786 was recorded immediately in the statement of income within the caption of “Other income”. The Company has no future requirement to repay any of the lump sum cash payment back to the insurance company or provide any further services.

During the three months ended June 30, 2014, Navios Partners received cash compensation of $17,779 from the sale of a defaulted counterparty claim to an unrelated third party. Navios Partners has no continuing obligation to provide any further services to the counterparty and has therefore recognized the entire compensation received immediately in the Statement of Income within the caption of “Other income”.

NOTE 16 — RECENT ACCOUNTING PRONOUNCEMENTS

In April 2015, the FASB issued the ASU 2015-06, an update for Earnings per Share (Topic 260), “Effects on Historical Earnings per Unit of Master Limited Partnership Dropdown Transactions”. This update requires that for purposes of calculating historical earnings per unit under the two-class method, the earnings (losses) of a transferred business before the date of a dropdown transaction should be allocated entirely to the general partner. In that circumstance, the previously reported earnings per unit of the limited partners (which is typically the earnings per unit measure presented in the financial statements) would not change as a result of the dropdown transaction. Qualitative disclosures about how the rights to the earnings (losses) differ before and after the dropdown transaction occurs for purposes of computing earnings per unit under the two-class method also are required. The ASU is effective for financial statements issued for fiscal years beginning after December 15, 2015, and interim periods within those fiscal years. Early application is permitted. An entity should apply the new guidance on a retrospective basis. The adoption of this update is not expected to have a material impact on Navios Partners’ results of operations, financial position or cash flows, to the extent that no drop down transaction occurs.

In February 2015, the FASB issued the ASU 2015-02, “Consolidation (Topic 810)—Amendments to the Consolidation Analysis”, which amends the criteria for determining which entities are considered VIEs, amends the criteria for determining if a service provider possesses a variable interest in a VIE and ends the deferral granted to investment companies for application of the VIE consolidation model. The ASU is effective for interim and annual periods beginning after December 15, 2015. Early application is permitted. We do not expect the adoption of this ASU to have a material impact on the Company’s results of operations, financial position or cash flows, except if Navios Partners were to enter into new arrangements in 2015 that fall into the scope prior to adoption of this standard.

In January 2015, the FASB issued ASU 2015-01, Income Statement Extraordinary and Unusual Items. This standard eliminates the concept of extraordinary and unusual items from U.S. GAAP. The new standard is effective for annual and interim periods after December 15, 2015. Early adoption is permitted. Navios Partners plans to adopt this standard effective January 1, 2016. The adoption of the new standard is not expected to have a material impact on Navios Partners’ results of operations, financial position or cash flows.

In August 2014, the FASB issued ASU No. 2014-15, Presentation of Financial Statements-Going Concern (Subtopic 205-40): Disclosure of Uncertainties About an Entity’s Ability to Continue as a Going Concern. This standard requires management to assess an entity’s ability to continue as a going concern, and to provide related footnote disclosures in certain circumstances. Before this new standard, no accounting guidance existed for management on when and how to assess or disclose going concern uncertainties. The amendments are effective for annual periods ending after December 15, 2016, and interim periods within annual periods beginning after December 15, 2016. Early application is permitted. We plan to adopt this standard effective January 1, 2017. The adoption of the new standard is not expected to have a material impact on Navios Partners’ results of operations, financial position or cash flows.

NAVIOS MARITIME PARTNERS L.P.

UNAUDITED CONDENSED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars except unit prices and amounts)

In May 2014, the FASB issued ASU 2014-09, Revenue from Contracts with Customers, clarifying the method used to determine the timing and requirements for revenue recognition on the statements of income. Under the new standard, an entity must identify the performance obligations in a contract, the transaction price and allocate the price to specific performance obligations to recognize the revenue when the obligation is completed. The amendments in this update also require disclosure of sufficient information to allow users to understand the nature, amount, timing and uncertainty of revenue and cash flow arising from contracts. The new accounting guidance was originally effective for interim and annual periods beginning after December 15, 2016. On July 9, 2015, the FASB finalized a one-year deferral of the effective date for the new revenue standard. The standard will be effective for public entities for annual reporting periods beginning after December 15, 2017 and interim periods therein. We are currently reviewing the effect of ASU No. 2014-09 on our revenue recognition.

In April 2014, the FASB issued ASU 2014-08, Presentation of Financial Statements and Property, Plant and Equipment changing the presentation of discontinued operations on the statements of income and other requirements for reporting discontinued operations. Under the new standard, a disposal of a component or a group of components of an entity is required to be reported in discontinued operations if the disposal represents a strategic shift that has (or will have) a major effect on an entity’s operations and financial results when the component meets the criteria to be classified as held-for-sale or is disposed. The amendments in this update also require additional disclosures about discontinued operations and disposal of an individually significant component of an entity that does not qualify for discontinued operations. The new accounting guidance is effective for interim and annual periods beginning after December 15, 2014. The adoption had no impact to Navios Partners’ results of operations, financial position or cash flows.

NOTE 17 — SUBSEQUENT EVENTS

On July 23, 2015, the Board of Directors of Navios Partners authorized its quarterly cash distribution for the three month period ended June 30, 2015 of $0.4425 per unit. The distribution is payable on August 14, 2015 to all holders of record of common and general partner units on August 13, 2015. The aggregate amount of the declared distribution is anticipated to be $38,097.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

NAVIOS MARITIME PARTNERS L.P.

By:	/s/ Angeliki Frangou
Angeliki Frangou
Chief Executive Officer

Date: August 3, 2015